     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 21, 2000

                                                      REGISTRATION NO. 333-36830
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 3

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                       APPLIED MOLECULAR EVOLUTION, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                           8731                          33-0374014
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)          IDENTIFICATION NO.)

                              3520 DUNHILL STREET
                              SAN DIEGO, CA 92121
                                 (858) 597-4990
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                          WILLIAM D. HUSE, M.D., PH.D.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                       APPLIED MOLECULAR EVOLUTION, INC.
                              3520 DUNHILL STREET
                              SAN DIEGO, CA 92121
                                 (858) 597-4990
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

             THOMAS E. SPARKS, JR.                              JOEL M. BERNSTEIN
                  JOHN M. DUNN                               MCDERMOTT, WILL & EMERY
               DEAN M. POULAKIDAS                             2049 CENTURY PARK EAST
         PILLSBURY MADISON & SUTRO LLP                  LOS ANGELES, CALIFORNIA 90067-3208
                 P.O. BOX 7880                                    (310) 277-4110
      SAN FRANCISCO, CALIFORNIA 94120-7880
                 (415) 983-1000

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

  As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              DATED JULY 21, 2000


THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                3,750,000 SHARES

                       [APPLIED MOLECULAR EVOLUTION LOGO]
                                  COMMON STOCK
                               $       PER SHARE

--------------------------------------------------------------------------------

This is an initial public offering of common stock of Applied Molecular Evolution, Inc.

We expect that the price to the public in the offering will be between $15.00 and $17.00 per share. The market price of the shares after the offering may be higher or lower than the offering price.

We have applied to include the common stock on the Nasdaq National Market under the symbol "AMEV."


INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.


                                                       PER SHARE      TOTAL
                                                       ---------   -----------
Price to the public..................................
Underwriting discount................................
Proceeds to Applied Molecular Evolution..............

We have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 562,500 additional shares from us within 30 days following the date of this prospectus to cover over-allotments.

--------------------------------------------------------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

CIBC WORLD MARKETS
                                          PAINEWEBBER INCORPORATED
                                                                        SG COWEN
                 The date of this Prospectus is July   , 2000.

                       [INSIDE FRONT COVER OF PROSPECTUS]

                                   [ARTWORK]

[Graphic depicting the directed evolution technology of AME. The graphic depicts the basic steps in our AMEsystem directed evolution process. The left side of the graphic shows the original gene being modified by application of our DirectAME technology to generate a collection of genes. The middle of the graphic depicts the next step in the process in which our ExpressAME technology is used to produce a collection of proteins from the genes produced in the first step. The final step is displayed on the right side of the page and shows the improved protein being identified by applying our SelectAME screening technology.]

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Prospectus Summary..........................................    2
Risk Factors................................................    7
Forward-Looking Statements..................................   11
Use of Proceeds.............................................   12
Dividend Policy.............................................   12
Capitalization..............................................   13
Dilution....................................................   14
Selected Consolidated Financial Data........................   16
Management's Discussion and Analysis of Financial Condition    18
  and Results of Operations.................................
Business....................................................   23
Management..................................................   37
Principal Stockholders......................................   44
Certain Transactions........................................   46
Description of Capital Stock................................   47
Shares Eligible for Future Sale.............................   50
Underwriting................................................   52
Legal Matters...............................................   54
Experts.....................................................   54
Where You Can Find More Information.........................   55
Index to Financial Statements...............................  F-1

                               PROSPECTUS SUMMARY

This summary highlights information contained in other parts of this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in the shares. You should read the entire prospectus carefully.

OVERVIEW


We work in the emerging field of directed evolution, a process for optimizing genes and proteins for specific commercial purposes. Since our inception, our principal focus has been on applying our technology to human biotherapeutics, the largest and most profitable target market for directed evolution. Biotherapeutics, or biopharmaceuticals, are protein pharmaceuticals such as antibodies, hormones and enzymes. We use our directed evolution technology to develop improved versions of currently marketed, FDA-approved drugs as well as novel human therapeutics.


DIRECTED EVOLUTION

The goal of directed evolution is to optimize proteins for commercial purposes. By "optimize" we mean to systematically and substantially enhance a protein's function. Protein optimization involves improving the functional characteristics of a particular protein by changing its amino acid sequence. The sequence of amino acids in a protein determines the protein's structure and function, and the sequence of amino acids is specified in a gene. Therefore, a protein can be optimized by altering the gene that produces it.

We perform all three of the fundamental steps in the process of directed evolution. The first step involves modifying the original gene, which produces the protein of interest, to create a diverse collection, or library, of genes. The second step involves producing proteins from all the different genes produced in step one. The third step entails evaluating, or screening, the collection of proteins generated in step two to identify improved versions of the original protein. This process can be repeated until a protein with the desired characteristics is produced.

OUR APPROACH

Our AMEsystem(TM) directed evolution technology has been developed specifically for application to human therapeutic proteins. We start by replacing one amino acid at a time in a selected region of the target protein. We replace each amino acid in the region of interest with each of the 19 other possible amino acids, and evaluate the resulting proteins for improved characteristics. We then repeat this process, combining positive changes until an optimized protein is produced.

Our proprietary approach differs from those of our competitors because we precisely control the locations where we introduce change as well as the amount of change we introduce. We also test the complete set of possible changes for each amino acid of interest, thereby minimizing the risk of entirely missing a possible improvement. Because it is precise and systematic, our approach is efficient and cost-effective, and generally avoids the need to produce and test millions of different proteins. We have also developed proprietary methods for applying our technology to proteins that cannot be produced in bacteria, which include many important classes of human therapeutic proteins.

We believe that we have a strong intellectual property position in directed evolution based on our portfolio of fundamental patents, consisting of 16 issued U.S. patents including the exclusive license to the Kauffman patents, which we believe cover many directed evolution technologies.

We believe that we have validated our AMEsystem technology by optimizing product candidates for corporate collaborators, including leading companies such as MedImmune and Bristol-Myers Squibb. We have applied our directed evolution technology to achieve the following successes:

  - For MedImmune: we created several new monoclonal antibodies to potentially treat a serious lung infection caused by the Respiratory Syncytial Virus, or RSV. Monoclonal antibodies are proteins that selectively neutralize disease-causing targets. By applying our AMEsystem technology, we created new monoclonal antibodies that have been shown in animal models to be at least

    10 times more potent than Synagis, MedImmune's current antibody for treating RSV infection. MedImmune plans to develop one of these candidates through clinical trials, and if successful, plans to market it as Numax, a potential next generation product candidate for treating RSV.



    We also increased by 90-fold in laboratory tests the affinity of Vitaxin, a monoclonal antibody that attacks tumors by cutting off their blood supply, a process known as anti-angiogenesis, and increased its manufacturing yield by 300%. This second generation Vitaxin is scheduled to enter at least one clinical trial with MedImmune later this year.



  - For Bristol-Myers Squibb: we believe that we significantly reduced the risk that their anti-CD40 antibody, a monoclonal antibody to treat potential complications caused by organ transplant rejection, would cause serious side effects in patients, and we increased the affinity of this antibody for its target by 500-fold, in laboratory tests. Bristol-Myers Squibb is expected to enter Phase I clinical trials with anti-CD40 in 2001.



    We also increased by over 30-fold in laboratory tests the affinity for its target of BR96, a monoclonal antibody that targets solid tumors, and expanded the range of tumors that it recognizes. Bristol-Myers Squibb has licensed the improved version, hBR96, to Seattle Genetics for further development. Seattle Genetics is now in preclinical development with the improved version, hBR96.


OUR STRATEGY

Our goal is to be the leader in applying directed evolution to the development and commercialization of novel human biotherapeutics. We have selected biotherapeutics as our primary target market because it is the largest and highest margin market for directed evolution. Protein pharmaceutical products represent some of the world's highest revenue pharmaceutical products, with worldwide sales projected to approach $20.0 billion by 2004.

Our business strategy includes five basic elements:


  - We are seeking to optimize currently marketed, FDA-approved biopharmaceuticals to create improved versions of these drugs with broader patent protection.

  - We plan to access and develop novel human biotherapeutics derived from a wide variety of sources, including targets from our corporate collaborators and from academic institutions. We also expect the sequencing of the human genome to result in many new potential gene targets.


  - We plan to continue to leverage strategic collaborations to expand our product pipeline. We believe that we can add the greatest value to a project by applying our AMEsystem technology early in the development process while relying on our collaborators to further develop and commercialize product candidates.

  - We plan to internally develop a select number of promising projects which address large market opportunities.

  - We plan to further develop our AMEsystem technology by continuing to invest significantly in research and development while simultaneously protecting and expanding our strong intellectual property portfolio.

OUR DEVELOPMENT PROJECTS

  - Corporate Collaborations. We are currently optimizing antibodies for MedImmune and Cell Matrix. Our collaboration with MedImmune covers four antibodies, one of which is expected to be developed and marketed as Numax and another of which is our improved, second generation version of Vitaxin. Our collaboration with Cell Matrix also covers four antibodies. We have optimized antibodies for Bristol-Myers Squibb, including a product candidate they recently licensed to Seattle Genetics. These relationships include research and development reimbursement (all of which has been paid in the case of Bristol-Myers Squibb), milestone payments and potential royalties on product sales.

  - Internal projects. We currently have several internal development projects. The majority of these relate to improving currently marketed, FDA-approved drugs.

                                  THE OFFERING

Common stock offered......................    3,750,000 shares

Common stock to be outstanding after the
offering..................................    21,202,002 shares

Use of proceeds...........................    For expansion and enhancement of
                                              our AMEsystem technology, internal
                                              development projects, additional
                                              research and development, and
                                              general corporate purposes.

Proposed Nasdaq National Market symbol....    AMEV

The number of shares of common stock to be outstanding after the offering in the table above is based on the number of shares outstanding as of June 16, 2000. The number excludes:

     - 1,797,140 shares of common stock issuable upon exercise of options outstanding as of June 16, 2000, at a weighted average exercise price of $0.51 per share

     - 66,667 shares of common stock issuable upon the exercise of warrants to purchase our preferred stock at a weighted average exercise price of $5.62 per share

Unless otherwise stated, all information contained in this prospectus assumes:

     - no exercise of the over-allotment option granted to the underwriters

     - conversion, on a one-for-one basis, of all outstanding shares of our preferred stock into an aggregate of 13,884,568 shares of common stock

                          OTHER CORPORATE INFORMATION

We were incorporated in Delaware in August 1989 under the name Ixsys, Inc. In February 2000, we changed our name to Applied Molecular Evolution, Inc. Our executive offices are located at 3520 Dunhill Street, San Diego, California, 92121, and our telephone number is (858) 597-4990. Our website is located at AMEvolution.com. We do not consider information contained in our website to be a part of this prospectus.

Applied Molecular Evolution, AME, AMEsystem, DirectAME, ExpressAME, SelectAME, AMEvolution, Phase IV Pharmaceuticals and The Power of Protein Engineering are our trademarks. All other product names, trade names and trademarks included in this prospectus are the property of their respective owners.

                         SUMMARY FINANCIAL INFORMATION
                     (in thousands, except per share data)


                                                                        THREE MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,           MARCH 31,
                                        ---------------------------   ----------------------
                                         1997      1998      1999      1999         2000
                                        -------   -------   -------   -------   ------------
STATEMENT OF OPERATIONS DATA:
Revenue...............................  $ 3,329   $ 2,590   $ 2,592   $   147     $   831
Operating expenses:
  Research and development............    2,992     2,583     4,421       928         671
  General and administrative..........    2,637     1,975     1,370       227         419
  Amortization of deferred
     compensation.....................       --        --       435        37       1,180
                                        -------   -------   -------   -------     -------
Total operating expenses..............    5,629     4,558     6,226     1,192       2,270
                                        -------   -------   -------   -------     -------
Loss from operations..................   (2,300)   (1,968)   (3,634)   (1,045)     (1,439)
Minority interest.....................       --        --       206        --         194
Interest income, net..................       79       101       213        31          38
                                        -------   -------   -------   -------     -------
Net loss..............................  $(2,221)  $(1,867)  $(3,215)  $(1,014)    $(1,207)
                                        =======   =======   =======   =======     =======
Historical net loss per share.........  $ (1.43)  $ (1.13)  $ (1.32)  $ (0.42)    $ (0.47)
                                        =======   =======   =======   =======     =======
Pro forma net loss per share..........                      $ (0.23)              $ (0.08)
                                                            =======               =======
Pro forma weighted average shares
  outstanding.........................                       14,070                14,217


                                                                MARCH 31, 2000
                                                      ----------------------------------
                                                                              PRO FORMA
                                                      ACTUAL    PRO FORMA    AS ADJUSTED
                                                      ------    ---------    -----------
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...  $2,325     $12,394       $66,994
Working capital.....................................   2,900      12,969        67,569
Total assets........................................   5,502      15,571        70,171
Stockholders' equity................................   3,057      13,126        67,726

The pro forma balance sheet data above reflect:

     - the sale of our Series F preferred stock in May and June 2000, for net proceeds of $10.0 million, and the conversion of our preferred stock into common stock

     - the exercise of options to purchase 976,603 shares of our common stock between April 1, 2000 and June 16, 2000, for cash of $39,341 and notes receivable of $724,100

The pro forma as adjusted balance sheet data above give effect to the pro forma adjustments above and our sale of 3,750,000 shares in the offering at an assumed initial public offering price of $16.00 per share, less underwriter discounts and assumed offering expenses.

                                  RISK FACTORS

You should carefully consider the following factors and other information in this prospectus before deciding to invest in the shares.

WE HAVE NOT ACHIEVED PROFITABILITY AND MAY NEVER BECOME PROFITABLE.


We are at an early stage of development. We incurred a net loss of $3.2 million for the year ended December 31, 1999, and our revenue for 1999 was only $2.6 million. Additionally, we have had net losses each year since inception and as of March 31, 2000, had an accumulated deficit of $28.4 million. We expect to report a net loss for fiscal year 2000, and we expect to report increasing net losses for the foreseeable future. We may never achieve profitability. The size of our net losses will depend, in part, on the rate of growth, if any, in our contract revenue and on the level of our expenses. To date, we have derived most of our revenue from collaborations and expect to continue to do so in the foreseeable future. Revenue from collaborations are uncertain because our ability to secure future agreements will depend upon our ability to address the needs of our potential collaborators. We expect to spend significant amounts to fund research and development and enhance our core technology. We expect that our operating expenses will increase significantly in the near term and, consequently, we will need to generate significant additional revenue to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.


WE MAY NEED ADDITIONAL CAPITAL IN THE FUTURE. IF ADDITIONAL CAPITAL IS NOT AVAILABLE, WE MAY HAVE TO CURTAIL OR CEASE OPERATIONS.

We may need to raise more money to continue our operations. We may seek additional funds from public and private stock offerings, corporate collaborations, borrowings under lease lines of credit or other sources. If we cannot raise more money, we may have to reduce our capital expenditures, scale back our development of new products, reduce our workforce or license to others products that we otherwise would seek to commercialize ourselves. We expect that our current resources, together with the proceeds from this offering and future operating revenue, will be sufficient to fund operations for only the next two years. The amount of money we will need will depend on many factors, including:

    - the success of our research and development efforts

    - our ability to establish collaborative agreements

    - our costs of prosecuting and maintaining patents

    - market and competing technological developments

Additional capital may not be available on terms acceptable to us, or at all. Any additional equity financing may be dilutive to stockholders, and debt financing, if available, may include restrictive covenants.

THE COMMERCIAL UTILITY OF OUR AMESYSTEM TECHNOLOGY IS UNPROVEN AND MAY NEVER BE REALIZED.

While we have met with initial success in applying our AMEsystem technology, to prove the commercial value of our technology, we or our collaborators will need to commercialize biotherapeutics that we have optimized. Successful commercialization of biotherapeutics requires: preclinical testing, clinical trials, regulatory approval, and commercial manufacturing. It will take us or our collaborators many years to complete these steps for any biotherapeutic. If we or our collaborators do not undertake and successfully complete these activities, then our AMEsystem technology will be of little commercial value, and our ability to generate revenue will be limited. Currently, there are no products in clinical trials that have been developed using our technology.

WE HAVE OPTIMIZED ONLY ONE TYPE OF PROTEIN AND MAY NOT BE ABLE TO OPTIMIZE OTHERS, THEREBY LIMITING OUR MARKET POTENTIAL.

To date we have optimized only antibodies for corporate collaborators. If we are unable to apply our AMEsystem technology to other types of proteins, the scope of our potential business will be significantly limited.

IF OUR COLLABORATORS ARE NOT SUCCESSFUL OR IF WE ARE UNABLE TO FIND COLLABORATORS IN THE FUTURE, WE MAY NOT BE ABLE TO COMMERCIALIZE PRODUCT CANDIDATES.

Our strategy for developing and commercializing product candidates calls for us to enter into contractual arrangements with collaborators. We may be unsuccessful in attracting collaborators to develop and commercialize our products. Some collaborators may not perform their obligations as we expect, or we may not derive any revenue from these arrangements. We do not know whether these collaborators will successfully develop and market any products under their respective agreements. Moreover, some of our collaborators are also researching competing technologies and products targeted by our collaborative programs. Our success depends in part upon the performance by these collaborators of their responsibilities under these arrangements. We have no control over the resources that any collaborator may devote to the development and commercialization of products under these collaborations. Our collaborators may terminate their agreements with us or otherwise fail to conduct their collaborative activities successfully and in a timely manner. Our collaborators may elect not to develop products arising out of our collaborative arrangements or not to devote sufficient resources to develop, manufacture, market or sell these products.

IF PRODUCT CANDIDATES WE OPTIMIZE DO NOT RECEIVE REGULATORY APPROVAL, NEITHER WE NOR OUR COLLABORATORS WILL BE ABLE TO COMMERCIALIZE THESE PRODUCTS.

The U.S. Food and Drug Administration must approve any therapeutic product before it can be marketed in the United States. The regulatory process is expensive and time-consuming. Before we or a collaborator can file a new drug application with the FDA, the product candidate must undergo extensive testing, including animal studies and human clinical trials that can take many years and may require substantial expenditures. Data obtained from such testing may be susceptible to varying interpretations which could delay, limit or prevent regulatory approval. Changes in regulatory policy for product approval may cause delays or rejections. Because our product candidates will be developed in a novel way, government regulatory authorities may subject these product candidates to greater scrutiny than those developed using more conventional methods. Our collaborators are in early stages of the FDA regulatory process for drugs we have optimized.

IF WE ARE UNABLE TO ADEQUATELY PROTECT OUR PROPRIETARY TECHNOLOGY, OUR COMPETITIVE POSITION COULD BE HURT.

The patent positions of biopharmaceutical and biotechnology companies, including our patent position, are generally uncertain and involve complex legal and factual questions. We may be able to protect our proprietary rights from infringement by third parties only to the extent that our proprietary technologies are covered by valid and enforceable patents or are effectively maintained as trade secrets. Furthermore, others may independently develop similar or alternative technologies or design around our patented technologies. Litigation or other proceedings to defend or enforce our intellectual property rights could require us to spend significant time and money and could disrupt and harm our business.

We also rely upon trade secrets, technical know-how and continuing inventions to develop and maintain our competitive position. Others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology, and we may not be able to meaningfully protect our trade secrets, or be capable of protecting our rights to our trade secrets.

IF WE INFRINGE THIRD-PARTY PATENTS OR BREACH OUR LICENSE AGREEMENTS, LITIGATION MAY DEPLETE OUR RESOURCES AND UNDERMINE OUR ABILITY TO USE OUR AMESYSTEM TECHNOLOGY.

Our commercial success also depends in part on neither infringing valid, enforceable patents or proprietary rights of third parties, nor breaching any licenses that may relate to our technology and products. We are aware of third-party patents that may relate to our technology. It is possible that we may unintentionally infringe these patents or other patents or proprietary rights of third parties. Any legal action taken against us or our collaborative partners claiming damages and seeking to enjoin commercial activities relating to our products and processes affected by third-party rights may require us or our collaborators to obtain licenses in order to continue to manufacture or market the affected products and processes. In addition, these actions may subject us to potential liability for damages. We or our collaborators may not prevail in an action, and any license required under a patent may not be made available on commercially acceptable terms, or at all. Litigation could result in substantial costs and the diversion of management's efforts, regardless of the result of the litigation.

IF WE LOSE OUR KEY PERSONNEL OR ARE UNABLE TO ATTRACT AND RETAIN ADDITIONAL PERSONNEL, WE MAY BE UNABLE TO SUCCESSFULLY DEVELOP OUR TECHNOLOGY.

We are highly dependent on the principal members of our management and scientific staff, particularly our President and Chief Executive Officer, William D. Huse, M.D., Ph.D. If we lose their services we may not achieve our objectives. In addition, recruiting and retaining qualified scientific personnel to perform future research and development work will be critical to our success. We do not have sufficient personnel to fully execute our business plan, and there is currently a shortage of skilled executives and scientists, which is likely to continue. As a result, competition for experienced executives and scientists from numerous companies and academic and other research institutions may limit our ability to hire or retain personnel on acceptable terms. If we fail to attract and retain sufficient personnel, we may not be able to develop or implement our technology.

PUBLIC PERCEPTION OF ETHICAL AND SOCIAL ISSUES MAY LIMIT THE USE OF OUR TECHNOLOGY, WHICH COULD REDUCE OUR REVENUE.

Our success will depend upon our ability to develop products through the application of our directed evolution technology. Governmental authorities could, for social or other purposes, limit the use of genetic modification or prohibit the practice of our technology. Ethical and other concerns about the use of products derived from modified genes could adversely affect their market acceptance. If our technology or the products we develop cannot be marketed as a result, we would lose our core business.

WE USE HAZARDOUS CHEMICALS AND RADIOACTIVE AND BIOLOGICAL MATERIALS IN OUR BUSINESS. ANY CLAIMS RELATING TO IMPROPER HANDLING, STORAGE OR DISPOSAL OF THESE MATERIALS COULD BE TIME-CONSUMING AND COSTLY.

We use hazardous materials, including chemicals, and radioactive and biological materials. These materials include o-phenylenediamine dihydrochloride, ethidium bromide, and acrylamide. Our operations also produce hazardous waste products. We cannot eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. We could be subject to civil damages in the event of an improper or unauthorized release of, or exposure of individuals to, hazardous materials. In addition, claimants may sue us for injury or contamination that results from the use of these materials. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of these materials. Compliance with environmental laws and regulations may be expensive, and current or future environmental regulations may impair our research, development, or production efforts.

IF PEOPLE ARE HARMED BY DRUGS DEVELOPED USING OUR AMESYSTEM TECHNOLOGY, WE MAY BE SUED FOR PRODUCT LIABILITY.

We may be sued for product liability and other claims if our technology or products developed from our technology are alleged to have caused harm. We may not be able to avoid significant liability exposure. We maintain product liability insurance, but we may not have sufficient coverage. If we are sued for any injury caused by our products and found liable, our financial condition, reputation and ability to find collaborators may be harmed.

SUBSTANTIAL SALES OF OUR COMMON STOCK BY OUR EXISTING STOCKHOLDERS COULD CAUSE OUR STOCK PRICE TO FALL.

Future sales of common stock by our stockholders under Rule 144 of the Securities Act of 1933, or the Securities Act, or through the exercise of outstanding registration rights or otherwise could have an adverse effect on the price of our common stock. The 3,750,000 shares offered in this prospectus will be eligible for sale in the public market following this offering. Additionally,

3,382,382 shares of common stock will be eligible for sale in the public market 180 days after the date of this prospectus, upon expiration of lockup agreements with the underwriters, in reliance on Rule 144(k) or Rule 701 under the Securities Act, without any volume restrictions. At such time, 9,505,916 additional shares will become eligible for sale, subject to the volume limitations of Rule 144. In addition, beginning 180 days after the date of this prospectus, upon expiration of lockup agreements, holders of outstanding vested options to purchase 1,017,162 shares will become eligible for sale upon exercise of those options under Rule 701.

We intend to register a total of 5,450,000 shares of common stock reserved for issuance under our stock option plans as soon as practicable following the date of this prospectus. Some of our existing stockholders have rights to require us to register their shares for future sale.

INVESTORS WILL INCUR IMMEDIATE DILUTION BECAUSE THE INITIAL PUBLIC OFFERING PRICE OF A SHARE OF OUR COMMON STOCK WILL EXCEED ITS BOOK VALUE.

The initial public offering price of our common stock is substantially higher than the book value per share of our outstanding common stock immediately after this offering. Purchasers of shares of our common stock in this offering will therefore incur immediate and substantial dilution in net tangible book value per share.

OUR OFFICERS AND DIRECTORS AND THEIR AFFILIATES WILL OWN SLIGHTLY LESS THAN A MAJORITY OF OUR SHARES AFTER THIS OFFERING, AND MAY VOTE IN WAYS WITH WHICH YOU DISAGREE BECAUSE THEY HAVE INTERESTS BOTH AS MANAGERS AND STOCKHOLDERS.

Our officers and directors and their affiliates will, in the aggregate, own beneficially approximately 42.2% of our outstanding shares of common stock after this offering. As a result, these stockholders, acting together, would be able to effectively control most matters requiring approval by our stockholders, including the election of a majority of the directors. If your interests as a stockholder are different from their interests as both managers and stockholders, you may not agree with their decisions.

                           FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus contains forward-looking statements within the meaning of the federal securities laws. These statements include, among others, the following statements about our plans, objectives, expectations and intentions and other statements contained in this prospectus that are not historical facts. You can find these statements under "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus.

We typically identify forward-looking statements by using terms such as "may," "will," "should," "could," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue" and similar words, although we express some forward-looking statements differently. You should be aware that actual events could differ materially from those suggested in the forward-looking statements due to a number of factors, including:

  - failure to enter into additional collaborative agreements

  - failure to successfully commercialize products developed with our technology

  - competition and technological change

  - uncertainty regarding our patents and patent rights (including the risk that we may be forced to engage in costly litigation to protect patent rights and the material harm to us if there were an unfavorable outcome of any such litigation)

  - government regulation

  - changes in industry practice

  - general economic conditions

  - one-time events

You should also consider carefully the statements under "Risk Factors" and other sections of this prospectus, which address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements.

                                USE OF PROCEEDS

We estimate that our net proceeds from the sale of the 3,750,000 shares of common stock we are offering will be approximately $54,600,000. "Net Proceeds" are what we expect to receive after paying the underwriters' discounts and other expenses of this offering. For the purpose of estimating net proceeds, we are assuming an initial public offering price of $16.00 per share.


We currently plan to use the net proceeds of this offering for:



  - expansion and enhancement of our AMEsystem technology -- $9,750,000



  - internal development projects, including developing improved versions of currently marketed, FDA-approved biopharmaceuticals -- $26,000,000



  - additional research and development -- $3,250,000



The balance of the proceeds, $15,600,000, will be used for general corporate purposes.


The timing and amount of our actual expenditures are subject to:

  - the success of our research and development efforts

  - our ability to establish collaborative agreements

  - our costs of prosecuting and maintaining patents

  - market and competing technological developments

We have broad discretion in determining how the proceeds of this offering will be applied. Until we use the net proceeds of this offering, we intend to invest the funds in short-term, investment grade, interest-bearing securities.

                                DIVIDEND POLICY

We have never paid dividends on our capital stock. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay any dividends in the foreseeable future.

                                 CAPITALIZATION

The following table shows as of March 31, 2000:

  - our actual capitalization

  - our pro forma capitalization reflecting:

     - the sale of our Series F preferred stock in a private placement in May and June 2000, for net proceeds of $10.0 million, and the conversion of these shares into 2,244,444 shares of our common stock

     - the conversion of 11,640,124 shares of our preferred stock outstanding as of March 31, 2000, into 11,640,124 shares of our common stock

     - the exercise of options to purchase 976,603 shares of our common stock between April 1, 2000, and June 16, 2000, for cash of $39,341 and notes receivable of $724,100

     - deferred compensation expense of $14,852,300 related to options granted to employees between April 1, 2000, and June 16, 2000

  - our pro forma as adjusted capitalization assuming the pro forma adjustments described above and the completion of the offering at an assumed initial public offering price of $16.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses


                                                                  MARCH 31, 2000
                                                        ----------------------------------
                                                                                PRO FORMA
                                                         ACTUAL    PRO FORMA   AS ADJUSTED
                                                        --------   ---------   -----------
                                                        (IN THOUSANDS, EXCEPT SHARE DATA)
Long-term obligations, less current portion...........  $     17   $     17     $     17
                                                        --------   --------     --------
Stockholders' equity:
  Preferred stock, $.001 par value: 11,810,666 shares
     authorized, 11,640,124 shares issued and
     outstanding, actual; 14,055,110 shares
     authorized, no shares issued and outstanding, pro
     forma; 5,000,000 shares authorized, no shares
     issued and outstanding, pro forma as adjusted....        12         --           --
  Common stock, $.001 par value: 22,450,000 shares
     authorized, 2,590,831 shares issued and
     outstanding, actual; 27,296,832 shares
     authorized, 17,452,002 shares issued and
     outstanding, pro forma; 45,000,000 shares
     authorized, 21,202,002 shares issued and
     outstanding, pro forma as adjusted...............         3         17           21
  Additional paid-in capital..........................    36,405     62,048      116,644
  Notes receivable from stockholders..................        --       (724)        (724)
  Accumulated other comprehensive loss................        (6)        (6)          (6)
  Deferred compensation...............................    (4,951)   (19,803)     (19,803)
  Accumulated deficit.................................   (28,406)   (28,406)     (28,406)
                                                        --------   --------     --------
       Total stockholders' equity.....................     3,057     13,126       67,726
                                                        --------   --------     --------
          Total capitalization........................  $  3,074   $ 13,143     $ 67,743
                                                        ========   ========     ========


The number of shares of common stock outstanding in the table above is based on the number of shares outstanding as of March 31, 2000, and excludes:

  - 1,797,140 shares of common stock issuable upon exercise of options outstanding as of June 16, 2000, at a weighted average exercise price of $0.51 per share

  - 66,667 shares of common stock issuable upon exercise of warrants to purchase our preferred stock outstanding at a weighted average exercise price of $5.62 per share

                                    DILUTION


Our historical net tangible book value as of March 31, 2000 was approximately $1.7 million, or $0.64 per share. Historical net tangible book value per share is equal to the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding as of March 31, 2000.



Our pro forma net tangible book value on March 31, 2000 was approximately $11.7 million, or approximately $0.67 per share. Pro forma net tangible book value per share represents the amount of our stockholders' equity, less intangible assets, divided by 17,452,002 shares of common stock outstanding assuming:


     - the sale of our Series F preferred stock in a private placement in May and June 2000, for net proceeds of $10.0 million, and the conversion of these shares into 2,244,444 shares of our common stock

     - the conversion of 11,640,124 shares of our preferred stock outstanding as of March 31, 2000, into 11,640,124 shares of our common stock

     - the exercise of options to purchase 976,603 shares of our common stock between April 1, 2000 and June 16, 2000, for cash of $39,341 and notes receivable of $724,100

     - deferred compensation expense of approximately $14.9 million related to options granted to employees between April 1, 2000 and June 16, 2000


Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering. After giving effect to our sale of 3,750,000 shares of common stock in this offering and after deducting the underwriting discounts and estimated offering expenses, our pro forma net tangible book value as of March 31, 2000 would have been $3.13 per share. This amount represents an immediate increase in pro forma net tangible book value of $2.46 per share to existing stockholders and an immediate dilution of $12.87 per share to new investors purchasing shares in this offering, as illustrated in the following table:



Assumed initial public offering price per share.............           $16.00
  Historical net tangible book value per share as of March
     31, 2000...............................................  $0.64
  Increase attributable to issuance of Series F preferred
     stock, conversion of preferred stock, and exercise of
     stock options between April 1, 2000 and June 16,
     2000...................................................   0.03
                                                              -----
  Pro forma net tangible book value per share before the
     offering...............................................   0.67
  Increase per share attributable to new investors..........   2.46
                                                              -----
Pro forma net tangible book value per share after this
  offering..................................................             3.13
                                                                       ------
Dilution per share to new investors.........................           $12.87
                                                                       ------


The following table shows the total consideration paid and the average price per share paid by the existing stockholders and by new investors, after deducting underwriting discounts and estimated offering expenses payable by us, at an assumed initial public offering price of $16.00 per share.

                                  SHARES PURCHASED       TOTAL CONSIDERATION
                                --------------------    ----------------------    AVERAGE PRICE
                                  NUMBER     PERCENT       AMOUNT      PERCENT      PER SHARE
                                ----------   -------    ------------   -------    -------------
Existing stockholders.........  17,452,002     82.3%    $ 40,621,838     40.4%       $ 2.33
New investors.................   3,750,000     17.7       60,000,000     59.6        $16.00
                                ----------    -----     ------------    -----
     Total....................  21,202,002    100.0%    $100,621,838    100.0%
                                ==========    =====     ============    =====

The number of shares of common stock outstanding in the table above is based on the number of shares outstanding as of March 31, 2000 and excludes:

  - 1,797,140 shares of common stock issuable upon exercise of options outstanding as of June 16, 2000 at a weighted average exercise price of $0.51 per share

  - 66,667 shares of common stock issuable upon the exercise of warrants to purchase our preferred stock outstanding at a weighted average exercise price of $5.62 per share

                      SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents our selected historical financial data. You should read the financial statements included in this prospectus, including the notes to the consolidated financial statements. The selected data in this section are not intended to replace the consolidated financial statements.

We derived the selected financial data at December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 from the audited financial statements included in this prospectus. Ernst & Young LLP, independent auditors, audited those financial statements. We derived the selected financial data at December 31, 1997, 1996 and 1995 and for the years ended December 31, 1995 and 1996 from audited financial statements that are not included in this prospectus. We derived the selected financial data at March 31, 2000 and for each of the three-month periods ended March 31, 1999 and 2000 from the unaudited financial statements included in this prospectus. The unaudited financial statements were prepared on the same basis as the audited financial statements. Our management believes that the unaudited financial statements contain all adjustments necessary to present fairly the information included in those statements and that the adjustments made consist only of normal recurring adjustments. The results of operations for the three months ended March 31, 2000 are not necessarily indicative of results to be expected for any future period.


                                                                                     THREE MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,                   MARCH 31,
                                   -----------------------------------------------   ------------------
                                    1995      1996      1997      1998     1999(1)     1999     2000(1)
                                   -------   -------   -------   -------   -------   --------   -------
                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue..........................  $ 2,097   $ 3,145   $ 3,329   $ 2,590   $ 2,592   $   147    $   831
Operating expenses:
  Research and development.......    4,416     4,709     2,992     2,583     4,421       928        671
  General and administrative.....    1,982     2,614     2,637     1,975     1,370       227        419
  Amortization of deferred
     compensation ($65,344,
     $22,813 and $569,392 related
     to research and development
     and $369,806, $14,201, and
     $611,043 related to general
     and administrative for the
     year ended December 31,
     1999, and for the three
     months ended March 31, 1999
     and 2000, respectively).....       --        --        --        --       435        37      1,180
                                   -------   -------   -------   -------   -------   -------    -------
Total operating expenses.........    6,398     7,323     5,629     4,558     6,226     1,192      2,270
                                   -------   -------   -------   -------   -------   -------    -------
Loss from operations.............   (4,301)   (4,178)   (2,300)   (1,968)   (3,634)   (1,045)    (1,439)
Minority interest................       --        --        --        --       206        --        194
Interest income (expense), net...      (22)        4        79       101       213        31         38
                                   -------   -------   -------   -------   -------   -------    -------
Net loss.........................  $(4,323)  $(4,174)  $(2,221)  $(1,867)  $(3,215)  $(1,014)   $(1,207)
                                   =======   =======   =======   =======   =======   =======    =======
Net loss per share...............  $ (3.63)  $ (3.14)  $ (1.43)  $ (1.13)  $ (1.32)  $ (0.42)   $ (0.47)
                                   =======   =======   =======   =======   =======   =======    =======
Weighted average shares
  outstanding....................    1,191     1,328     1,551     1,659     2,429     2,429      2,577
Pro forma net loss per share.....                                          $ (0.23)             $ (0.08)
                                                                           =======              =======
Pro forma weighted average shares
  outstanding....................                                           14,070               14,217

                                                              DECEMBER 31,
                                               -------------------------------------------   MARCH 31,
                                                1995     1996     1997     1998    1999(1)    2000(1)
                                               ------   ------   ------   ------   -------   ---------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term
  investments................................  $3,737   $3,089   $3,920   $  824   $3,498     $2,325
Working capital..............................     766     (274)   1,052      313    3,225      2,900
Total assets.................................   6,391    5,384    5,717    2,752    5,938      5,502
Long-term obligations........................     426       83       17       --       17         17
Minority interest............................      --       --       --       --      986        792
Stockholders' equity.........................   2,874    1,741    2,592      725    3,068      3,057

---------------------------
(1) Amounts in 1999 and for the three months ended March 31, 2000, include the results of Novasite Pharmaceuticals, Inc., our majority-owned subsidiary, from July 13, 1999, its date of incorporation (see Note 1 of Notes to Consolidated Financial Statements).

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

                           AND RESULTS OF OPERATIONS


You should read this discussion together with the financial statements and other financial information included in this prospectus.

OVERVIEW


We work in the emerging field of directed evolution, the process by which genes and proteins are optimized for specific commercial purposes. We focus principally on applying our technology to human biotherapeutics, the largest and most profitable target market for directed evolution.


Since our formation, we have expended considerable resources on the development of our AMEsystem technology and the development of Vitaxin, a product candidate engineered from an antibody we licensed from The Scripps Research Institute. Much of our research and development from 1995-1999 was allocated to preclinical development and initial clinical trials for Vitaxin. In 1999 we licensed Vitaxin to MedImmune, which is responsible for future clinical development expenses and commercialization. MedImmune is preparing to initiate clinical trials with an improved, second generation version of Vitaxin that we enhanced using our AMEsystem technology.


To date we have generated revenue from research collaborations, product and technology licenses, pre-paid royalties and government grants. We have strategic collaborations with MedImmune, Bristol-Myers Squibb, and Cell Matrix. We have licensed intellectual property to Biosite Diagnostics, Inc. in exchange for a non-refundable, prepaid, fixed royalty which is being recognized over six years, the estimated useful lives of the related patents. Our government grants have come from the National Institutes of Health. Research funding from corporate collaborators and government grants is recognized as revenue when the services are rendered.



We have incurred losses since our inception. As of March 31, 2000, we had an accumulated deficit of $28.4 million. These losses and this accumulated deficit resulted from the significant costs incurred in the development of our technology platform and the clinical development of Vitaxin. We expect these losses to increase as we continue to invest in our AMEsystem technology and internal development projects.


RESULTS OF OPERATIONS

Three Months Ended March 31, 2000 Compared to Three Months Ended March 31, 1999


Revenue. Revenue increased to $831,000 in the first three months of 2000 from $147,000 in the first three months of 1999, an increase of $684,000. This increase was primarily due to research collaboration revenue of $500,000 from a new contract entered into with Cell Matrix in November 1999.


Research and development. Research and development expenses decreased to $671,000 in the first three months of 2000 from $928,000 in the first three months of 1999, a decrease of $257,000. The decrease was related primarily to the elimination of clinical costs for Vitaxin which were incurred in 1999 and were not incurred in 2000 as Vitaxin was licensed to MedImmune in February 1999. We expect research and development expenses to increase for the foreseeable future as we support our collaborative research programs, expand our technology platform and invest in product development.


General and administrative. General and administrative expenses increased to $419,000 in the first three months of 2000 from $227,000 in the first three months of 1999, an increase of $192,000. The increase was due primarily to increased management and administrative personnel expenses of $85,000 and an increase of $107,000 in legal and professional fees in connection with expansion of our business development efforts. We expect general and administrative expenses to increase for the foreseeable future as we expand our business development, legal and accounting staff, and incur additional costs related to becoming a public company, including directors' and officers' insurance, investor relations programs and increased professional fees.


Stock-based compensation. Deferred compensation for options granted is the difference between the exercise price and the estimated fair value for financial reporting purposes of our common stock on the date the options were granted. In connection with our granting stock options to employees, we recorded deferred stock compensation of $1.1 million in 1999 and $5.5 million in the first quarter of 2000. In addition, from April 1, 2000 through June 16, 2000, we granted options to purchase an additional 977,200 shares of common stock with exercise prices between $0.75 and $1.25 per share under our 1992 Stock Plan and our 2000 Stock Plan and recorded additional deferred stock compensation of $14.9 million.



Deferred compensation is included as a component of stockholders' equity and is being amortized in accordance with FASB Interpretation No. 28 over the vesting periods of the related options, which is generally four years. In connection with options granted in 1999 and the first quarter of 2000, we recognized an aggregate of $1,180,000 of amortization of deferred compensation in the first quarter of 2000 ($569,000 and $611,000 related to research and development and general and administrative, respectively). We will recognize additional compensation expense of $9.5 million in the last three quarters of 2000 ($3.2 million and $6.3 million related to research and development and general and administrative, respectively), $6.2 million in 2001 ($2.1 million and $4.1 million related to research and development and general and administrative, respectively), $3,0 million in 2002 ($1.0 million and $2.0 million related to research and development and general and administrative, respectively), $1.1 million in 2003 ($0.3 million and $0.7 million related to research and development and general and administrative, respectively) and $51,000 in 2004 related to options granted as of June 16, 2000.


Deemed dividend on beneficial conversion of Series F preferred stock. On May 3, 2000 and June 15, 2000, we issued 1,133,333 shares and 1,111,111 shares of our Series F preferred stock for $5.1 million and $5.0 million, respectively, which will convert into shares of common stock upon the closing of this offering. We will record a charge of $10.1 million to earnings applicable to common stockholders for the beneficial conversion of our Series F preferred stock.

Interest income, net. Net interest income increased to $38,000 in the first three months of 2000 from $30,000 in the first three months of 1999, an increase of $8,000.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998


Revenue. Revenue was $2.6 million in both 1999 and 1998. Revenue in 1999 was generated primarily from our collaboration with MedImmune ($2.0 million), while 1998 revenue was generated primarily from our collaboration with Bristol-Myers Squibb ($2.4 million).



Research and development. Research and development expenses increased to $4.4 million in 1999 from $2.6 million in 1998, an increase of $1.8 million. The increase was related primarily to an increase in the clinical development costs of Vitaxin incurred in 1999.


General and administrative. General and administrative expenses decreased to $1.4 million in 1999 from $2.0 million in 1998, a decrease of $600,000. The decrease was due primarily to a reduction in administrative support personnel.


Stock-based compensation. In connection with our granting stock options to employees, we recorded deferred stock compensation of $1.1 million during the year ended December 31, 1999, $435,000 ($65,000 and $370,000 related to research and development and general and administrative, respectively) of which was expensed in 1999.


Interest income, net. Net interest income increased to $213,000 in 1999 from $101,000 in 1998, an increase of $112,000. The increase was due primarily to our higher average cash and investment balances during 1999 as a result of licensing Vitaxin and selling common stock to MedImmune in February 1999 and from the private placement of equity securities of our subsidiary, Novasite Pharmaceuticals, Inc., in November 1999.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

Revenue. Revenue decreased to $2.6 million in 1998 from $3.3 million in 1997, a decrease of $700,000. This decrease was due to receiving nine months of funding in 1998 compared to 12 months of funding in 1997 from Bristol-Myers Squibb following our successful completion in September 1998 of the engineering of an antibody under our collaboration with them.

Research and development. Research and development expenses decreased to $2.6 million in 1998 from $3.0 million in 1997, a decrease of $400,000. The decrease was due primarily to the consolidation of facilities and the timing of development costs for Vitaxin.


General and administrative. General and administrative expenses decreased to $2.0 million in 1998 from $2.6 million in 1997, a decrease of $600,000. The decrease was due to a decrease of $124,000 in facilities cost, a decrease of $144,000 in legal and professional services, and a decrease of $332,000 in administrative support personnel costs.



Interest income, net. Net interest income increased to $101,000 in 1998 from $80,000 in 1997, an increase of $21,000. The increase was due to an interest expense decrease of $67,000 from a reduction in outstanding lease line obligations, partially offset by a decrease of $46,000 in interest income earned on security deposits.


LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations primarily through private placements of equity securities, with aggregate net proceeds of approximately $29.6 million through March 31, 2000, and $15.8 million of cash generated from research collaborations through March 31, 2000. We also completed a private placement of our Series F preferred stock in May and June, 2000 for net proceeds of $10.0 million.

As of March 31, 2000, we had approximately $2.3 million in cash, cash equivalents and short-term investments. On a pro forma basis, reflecting our sale of Series F preferred stock, we had cash, cash equivalents and short-term investments of $12.4 million as of March 31, 2000, compared to $3.5 million of cash, cash equivalents and short-term investments as of December 31, 1999.

In 1999, we used cash of approximately $3.2 million in operating activities to fund our net losses of $3.2 million, offset by non-cash charges for depreciation and patent amortization totaling $244,000, deferred compensation amortization totaling $435,000 and decreases in deferred revenue of $237,000. We used approximately $2.6 million of cash for operations in 1998 and $1.7 million in 1997.

In 1999, we used cash of approximately $1.9 million in investing activities, compared to cash generated of $2.3 million in 1998 and cash used of $1.9 million in 1997. Our investing activities consisted primarily of purchases and sales of short-term investments, and capital expenditures for property and equipment to be used in our business. We expect to continue to make investments in our infrastructure, including purchasing property and equipment to support our operations.

In 1999, we generated $6.3 million of cash from financing activities, primarily from the net proceeds of sales of common stock, including $1.3 million from the private placement of equity securities of Novasite. Our financing activities in 1998 used $65,000 in cash, primarily for the payments on long-term equipment financing. Our financing activities in 1997 generated $2.7 million of cash, primarily from the net proceeds of sales of preferred stock.

In July 1999, we incorporated Novasite Pharmaceuticals, Inc., our 78% owned subsidiary, with the remaining 22% owned by Crabtree Ventures, LLC, which invested $1.3 million in Novasite. Novasite has a proprietary technology platform for discovering and optimizing small molecule drug candidates.

We expect our cash requirements to increase significantly in 2000 as we continue our research and development efforts, hire additional personnel, grow our administrative support activities and expand our facilities. We believe that our cash, cash equivalents and short-term investments, including the net proceeds from this offering will be sufficient to fund our operations for three years.



Over the course of the approximately next three years we plan to use:



     - $9,750,000 to expand and enhance our AMEsystem technology,



     - $26,000,000 to fund our internal development projects, and



     - $3,250,000 to engage in additional research and development,



The balance of our capital would be devoted to working capital and to discretionary projects which we might choose to commence over an extended period of time and to general corporate purposes.



Internal development projects are those selected projects that we fund internally, and develop independently without the assistance of collaborators. Our plans include development of selected internal projects to a point where they may be candidates for corporate collaborations. We may then choose between continuing to develop these projects ourselves, or seeking to license them to corporate collaborators. If we choose to develop and commercialize any internal development projects without the assistance of collaborators, the costs of development and commercialization would exceed our capital resources. We would seek public or private financing to further develop these projects ourselves.


Our future capital requirements will depend on many factors, including the following:

          - the success of our research and development efforts

          - our ability to establish collaborative agreements

          - our costs of prosecuting and maintaining patents

          - market and competing technological developments

Should we require additional financing due to unanticipated developments, such financing may not be available when needed or may not be available on favorable terms. We may either delay, scale back or eliminate some or all of our research and development programs for lack of funds. Furthermore, our ability to operate as a going concern may be adversely affected by insufficient funds. If additional funds are raised by issuing equity securities, substantial dilution to existing stockholders may result.

INCOME TAXES

We incurred net operating losses in 1997, 1998 and 1999, and consequently we did not pay any federal or state income taxes. At December 31, 1999, we had federal net operating loss carryforwards of approximately $20.6 million, which begin to expire in 2005. The net operating loss carryforwards for state tax purposes were approximately $1.0 million, which began to expire in 1999. We also had federal and state research and development tax credit carryforwards of $621,000 and $316,000, respectively, which begin to expire in 2005.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we invest in may have market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the market value of our investment will probably decline. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds, and government and non government debt securities. The average duration of all of our investments in 1999 was less than one year. Due to the short-term nature of these investments, we believe that we have no material exposure to interest rates arising from our investments. Therefore, no quantitative tabular disclosure is included in the prospectus.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", which will be effective for our fiscal year 2001. SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS 133 also requires that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met. We believe that adoption of SFAS 133 will not have a material effect on our financial statements, since we currently do not hold derivative instruments or engage in hedging activities.

In December 1999, the Securities and Exchange Commission issued SAB No. 101, "Revenue Recognition." SAB 101 provides the SEC staff's views in applying generally accepted accounting principles to various revenue recognition issues. We believe that we are in compliance with the guidelines provided in SAB 101.

                                    BUSINESS

OVERVIEW


We work in the emerging field of directed evolution, a process for optimizing genes and proteins for specific commercial purposes. Our technology has been validated by, among other things, our recent success in optimizing Synagis for MedImmune. We use our proprietary AMEsystem technology to rapidly create improvements in proteins that would be too inefficient and expensive to achieve through conventional methods. Since our inception, our principal focus has been on applying our technology to human biotherapeutics, the largest and most profitable target market for directed evolution. We plan to use our directed evolution technology to develop improved versions of currently marketed, FDA-approved biopharmaceuticals as well as novel human biotherapeutics.


BACKGROUND

DNA, Codons, Genes and Proteins

                   [DNA, Codons, Genes and Proteins Graphic]

The graphic above depicts a protein being produced from DNA as described in the text below.

DNA is a molecule found in all living cells and is responsible for determining the inherited characteristics of all living organisms. The entire DNA content of an organism is called its genome. The human genome is organized into 46 chromosomes, and each chromosome contains a DNA molecule. Each DNA molecule consists of two complementary strands comprised of four different chemical bases called nucleotides, commonly referred to as A, C, G and T. Each set of three adjacent nucleotides (e.g. CAG or GAG) is referred to as a codon, and codons are organized into discrete units called genes. Genes direct the cell to make proteins, and the sequence of codons within a gene determines the protein that will be made by the cell.

Scientific evidence amassed to date suggests that the human genome contains over 100,000 genes, with each gene consisting of anywhere from tens to millions of codons. Genes are critically involved in the regulation of almost all aspects of human biology and disease because they serve as the blueprints for the production of proteins that control virtually all of a cell's normal biological functions. For an organism to be healthy, genes must produce specific proteins at the right time in the appropriate amounts in the correct cells, a process known as gene expression. When a gene is expressed, its DNA directs the production of a specific protein.

Proteins are composed of combinations of 20 different sub-units called amino acids which are linked together like beads on a string. The specific sequence and types of amino acids in a protein determine the ultimate structure and function of the protein. Each codon in a gene specifies a corresponding amino acid in a protein. Therefore, the specific sequence of codons contained in the gene determines the amino acid composition and function of the protein. Any change in any of the three nucleotides in a codon could result in the incorporation of a different amino acid into the protein. This type of alteration may lead to the production of a protein with altered biological properties. Consequently, changes in nucleotides, e.g. if C is replaced by G within a codon, can have a dramatic impact on the inherited biological characteristics of an organism.

NATURAL EVOLUTION AND ITS LIMITATIONS

Evolution is the process by which living organisms adapt to their environment. There are two fundamental steps in the evolutionary process. The first step is the creation of genetic diversity through random events. The second step is the natural selection of organisms which possess beneficially adaptive characteristics that will be passed to the next generation.

The following critical limitations preclude natural evolution from efficiently developing proteins optimized for specific purposes:

  - It is extremely slow, requiring the passage of thousands and even millions of years.

  - Natural evolution creates only a portion of the possible protein diversity because it introduces changes at the nucleotide level. Changes in individual nucleotides within a gene may or may not alter the amino acid sequence of the resulting protein. Therefore, a change that occurs at the nucleotide level may not alter the functional characteristics of the protein that is eventually produced. In contrast, by changing individual codons, it is possible to explore the full range of possible amino acid changes in a protein. Consequently, natural evolution is much less efficient at exploring the full range of protein diversity than a process which introduces change at the codon level.

  - Selection occurs at the level of the whole organism, therefore individual proteins are not necessarily optimized.

These limitations create an opportunity to improve natural proteins for commercial purposes.

BIOTECHNOLOGY AND ITS CURRENT LIMITATIONS

The biotechnology industry aims to discover genes from natural sources and subsequently develop proteins with important commercial applications from these genes.

Genomics, which is the study of all the genetic information of a species and its relationship to disease, is transforming biotechnology. Recent technological advances in molecular biology and in scientific instrumentation have greatly increased the ability of researchers to identify genes and subsequently determine their functions. These developments are ultimately expected to lead to the identification of all the genes in the human genome. To date, tens of thousands of genes have already been identified. In spite of these recent successes, genomics companies have been limited in their ability to develop commercially successful protein products. As described above, a major reason for this limitation is that naturally occurring genes produce proteins that have not evolved for commercial purposes, and typically yield proteins that may be deficient with respect to characteristics such as potency, stability, availability in the body, side effect profile and manufacturing cost.

Traditionally, the biotechnology industry has attempted to modify genes for commercial purposes by employing two different strategies: random mutagenesis and rational design. Random mutagenesis involves inducing random mutations in genes in an effort to produce commercially viable proteins. Empiric evidence suggests that random mutagenesis offers a low probability of improving a protein and usually results in detrimental changes to the protein. Rational design involves deliberately modifying a gene in an effort to change the structure of the resultant protein. This approach is predicated on the theory that analyzing the structure and shape of a protein will provide an understanding of its function. Consequently, once the structure of a protein is known, it may be possible to modify the underlying gene to improve the function of the protein. The major drawbacks to rational design are that it is expensive, time-consuming, and most significantly, imprecise. Moreover, rational design has rarely been successfully implemented in practice.

DIRECTED EVOLUTION AND LIMITATIONS OF COMPETING APPROACHES

The goal of directed evolution is to optimize proteins for commercial purposes. Protein optimization generally involves improving the functional characteristics of a particular protein by changing its amino acids. For example, a particular protein may have an initial amino acid sequence that makes it susceptible to degradation at temperatures approximating that of the human body. Consequently, its utility as a therapeutic agent would be severely limited. By using directed evolution, the stability of this protein could be dramatically improved by introducing changes in the amino acid sequence of the protein, and then screening for those changes that allow the protein to survive at higher temperatures while retaining its other important characteristics. Because the sequence of amino acids in a protein determines the protein's structure and function, and the sequence of amino acids is specified in genes, proteins can be modified by altering the genes that produce them.

There are three fundamental steps in the process of directed evolution. In the first step, a library, or collection, of genes is created by introducing changes in the initial gene that produces the protein of interest. Ideally, this library of genes should contain the optimal amount of genetic diversity. If the process introduces too much genetic diversity, the efficiency of directed evolution may be significantly reduced because excessive change in the genes of interest is likely to destroy the function of most resulting proteins. Conversely, the creation of an insufficient amount of genetic diversity significantly reduces the probability of producing a functionally-improved protein. The second step involves expressing proteins from all the different genes that were produced in the first step to create a library of diverse proteins. The third step in the process entails evaluating, or screening, this library to identify those proteins with improvements in the desired characteristics. The process is then repeated until a sufficiently improved protein is identified.

We believe that directed evolution potentially offers several advantages over natural evolution and traditional biotechnology approaches to improve proteins. The entire process can be rapidly completed, efficiently and cost-effectively accomplishing in months what it takes traditional methods years to achieve. Because directed evolution does not require any knowledge of the structure of the protein being optimized, it is much more rapid than conventional approaches such as rational design, which are based on time-consuming modeling techniques.

Directed evolution represents a significant step forward in the optimization of proteins. There are currently a number of different competing approaches for conducting directed evolution, including gene shuffling. We believe that these competing approaches do not take full advantage of the potential of directed evolution to optimize proteins, particularly biotherapeutics, our primary target market.

Gene Shuffling


Gene shuffling involves cleaving a collection of genes into fragments and then recombining the fragments to create new gene variants. Gene shuffling does not control the extent or precise location of changes introduced into the gene of interest nor does it explore the full range of protein diversity. These shortcomings significantly limit the usefulness of this approach in developing improved proteins:


  - Completeness of Diversity: gene shuffling lacks the ability to substitute each of the 20 amino acids at a particular location in a protein. For example, if all the various genes in a gene family begin with the same codon ATG, they will all produce a protein that begins with the same amino acid. If this family of genes is then shuffled in an effort to create genetic diversity, all the gene variants that are produced will still begin with the same codon ATG. Therefore, in this particular situation, shuffling fails to introduce any of the other 19 possible amino acids into the beginning of the protein. If modifying the first amino acid is critical to enhancing the protein's function, gene shuffling will be unable to produce a functionally-improved protein.

  - Extent of Change: the very nature of gene shuffling requires the cleavage of a collection of genes in multiple locations. Consequently, the shuffling process cannot precisely control the number of changes introduced into the genes. The greater the number of changes, the more likely it is that harmful changes will be introduced. Furthermore, extensive change requires the screening of larger libraries, which is more time-consuming and expensive.

  - Location of Change: the gene shuffling approach lacks the ability to precisely control where changes are introduced into a gene. This limitation severely curtails the application of this technology to developing biotherapeutics because changing just a single amino acid at an inappropriate location can adversely impact the efficacy, potency and side effect profile of a biotherapeutic.

Extremophile Isolation


Extremophile isolation attempts to identify previously undiscovered genetic diversity in nature by collecting unusual organisms that have adapted through natural selection to be able to survive in extreme environments. We believe that this approach has limited application to the biotherapeutic market. It has taken over two decades to transform mouse proteins, which are closely related to human proteins, into biotherapeutics that the human immune system will not reject. We expect it to be even more challenging to convert proteins from organisms that are extremely different from humans into biotherapeutics which will not be rejected by the human immune system.


OUR AMESYSTEM TECHNOLOGY

We use our proprietary AMEsystem technology to improve the function of a target protein in order to enhance its commercial potential. The components of our AMEsystem are precise and efficient methods for conducting the three fundamental steps of directed evolution and address the limitations of alternative directed evolution approaches. There are three components to our AMEsystem technology:

  - DirectAME(TM): DirectAME is a patented gene synthesis process that enables us to rapidly produce a library of diverse genes altered from the initial gene.

  - ExpressAME(TM): ExpressAME consists of several gene expression systems that efficiently produce proteins from the genes produced using DirectAME.

  - SelectAME(TM): SelectAME is a series of tests or screens which facilitate the selection and identification of proteins with the optimal, desired commercial properties from the protein libraries generated using ExpressAME.

                            [AME SYSTEM(TM) GRAPHIC]

Step One: DirectAME

Our patented DirectAME technology addresses the limitations of competing directed evolution approaches by generating the appropriate amount of genetic diversity in a rapid and precise fashion, thereby dramatically increasing the probability of creating and identifying the most functionally-improved proteins. In contrast to alternative directed evolution approaches, our DirectAME approach has the following strengths:

  - Completeness of diversity. When optimizing the function of a protein by applying directed evolution technology, it is critical that all 20 possible amino acids be evaluated at each position of interest in the protein. By changing codons as opposed to single nucleotides, our patented DirectAME technology ensures that all 20 possible amino acids are expressed at each position of interest within the protein. Competing approaches cannot achieve such complete diversity without producing enormous protein libraries that are not economically feasible to screen.


  - Extent of change. The simultaneous introduction of a large number of amino acid changes in each protein in a library is undesirable because most amino acid changes are detrimental to the function of a protein. If multiple changes are made at once, the majority of the proteins produced will not possess the desired function, needlessly complicating the subsequent screening process. We can use our DirectAME technology to create a diverse library of proteins that differ from the initial target protein by a specific number of amino acids. In doing so, we significantly increase the probability of preserving the desired characteristics while keeping the number of proteins at a level that is efficient to express and screen. As we repeat the process, we introduce additional changes into the protein and only select those changes that combine to produce a protein with improved function.


  - Location of change. Our DirectAME technology has the ability to change specific, carefully targeted areas of a gene and ultimately a protein. This ability to precisely alter a specific region of a target protein greatly facilitates the synthesis of more focused libraries, significantly increasing the likelihood of identifying improved proteins. The ability to change specific regions of a protein in a deliberate and precise manner while leaving all other regions unchanged has profound implications for the development of new biotherapeutics as well as for improving currently marketed, FDA-approved drugs.


    Optimizing monoclonal antibodies demonstrates the importance of having the ability to change amino acids only at specific locations. While antibodies are relatively large proteins consisting of hundreds of amino acids, the crucial sites on an antibody that determine its ability to bind to a particular target, and ultimately its therapeutic effectiveness, constitute less than 5% of the overall protein. These sites consist of six different stretches of amino acids that are separated from one another. Therefore, antibody optimization requires the ability to precisely confine amino acid changes to these six specific regions while leaving the remainder of the antibody unchanged.


Step Two: ExpressAME

Our ExpressAME technology encompasses a number of proprietary gene expression systems that we use to produce protein libraries. A unique feature of our ExpressAME system is that it enables us to apply our directed evolution technology to virtually any protein, including those that cannot be produced in bacteria. A significant shortcoming of competing technologies is that they rely primarily on bacterial expression systems. However, many currently marketed, FDA-approved biopharmaceuticals cannot be expressed in their functional, properly folded states by bacteria, and thus require expression in mammalian cells.

ExpressAME has been developed specifically to address the technical challenges of conducting directed evolution in a broad spectrum of host organisms, including both bacterial and mammalian cells. As a result, we can now rapidly optimize many biotherapeutics which were previously not amenable to directed evolution.

Step Three: SelectAME

Our SelectAME technology is a set of broadly applicable proprietary tests or screens that are highly sensitive and capable of characterizing thousands to millions of proteins simultaneously. In selecting a screen for use in the directed evolution process, there is often a trade-off between the speed of throughput, the rate at which proteins can be screened, and the ability to predict the functional performance of the protein in the human body. We believe that using the most predictive screen available, regardless of its throughput, is essential for identifying the most improved proteins. By using our AMEsystem technology, we have the flexibility to create libraries of proteins which are appropriately matched to the particular screen that is being used. If the most predictive screen that is available is low throughput, we can use DirectAME to create smaller, more focused libraries containing proteins that have each been changed at only one or two amino acid positions. Alternatively, when a high throughput and highly predictive screen is available, DirectAME can be used to generate larger protein libraries with multiple amino acid substitutions. In contrast, competing technologies that do not have the control and precision of DirectAME, and which therefore produce larger, less focused protein libraries, predominantly rely on high throughput screens, which are often less predictive.

Repeating the Process

We repeat the process starting with one or more of the improved proteins produced by our AMEsystem to further improve the function of the target protein. We can also combine beneficial amino acid changes identified in the initial protein library as a second strategy to achieve the same objective.

MARKET OPPORTUNITIES

While virtually any product or process that utilizes or could utilize DNA or proteins can be improved though the application of our technology, we focus our efforts on the biotherapeutic market, the largest and most profitable target market for directed evolution. We believe that the level of technological sophistication and precision required to improve currently marketed, FDA-approved biopharmaceuticals as well as to develop novel biotherapeutics is significantly greater than that required by other potential target markets for directed evolution technologies. Since our inception, we have focused on developing and optimizing our AMEsystem technology to address these multi-billion dollar market opportunities.

Biotherapeutics

Proteins are essential to all cellular processes and have tremendous commercial value, particularly in the pharmaceutical industry. The worldwide sales of therapeutic proteins are projected to approach $20.0 billion by 2004. Protein pharmaceutical products such as erythropoietin, which had worldwide sales of approximately $3.8 billion in 1998, represent some of the world's highest revenue pharmaceutical products. The biotherapeutic market encompasses a wide variety of compounds, each with tremendous potential to improve human health:

  - Antibodies: Antibodies currently represent the fastest growing biotherapeutic product category in dollar and percentage terms, due to the application of recently developed, novel approaches for generating, modifying and manufacturing antibodies. The FDA has approved eight therapeutic antibodies, six of them in the last three years, with total sales in 1999 of approximately $1.0 billion, including $227 million for Synagis. The major obstacles to be overcome in antibody engineering include unfavorable side effect profile, inadequate affinity for the target, instability, manufacturing cost and potency.

    As demonstrated through collaborations with our corporate partners, our proprietary AMEsystem technology enables us to optimize human antibodies with respect to potency, affinity, side effect profile, stability and manufacturing cost. To date, we have optimized 10 different antibodies with commercial potential.

  - Cytokines: Cytokines are proteins secreted by cells that regulate the body's immune system as well as its responses to inflammation. Cytokines have been implicated in a wide variety of diseases such as rheumatoid arthritis, sepsis and lupus that afflict millions of individuals. Perhaps the best known and well-studied cytokine is granulocyte-colony-stimulating factor, commonly known as G-CSF, which acts on the bone marrow to increase its production of white blood cells. G-CSF attained worldwide sales of over $1.6 billion in 1998 and is one of the world's highest revenue pharmaceutical products. Worldwide sales of cytokines totaled almost $8.0 billion in 1997.

  - Hormones: Hormones are proteins that are critical to the daily function and normal growth and development of the human body. Human growth hormone, for example, is a naturally occurring human protein produced in the pituitary gland that regulates metabolism and is responsible for growth in children. Many of the most debilitating and chronic human diseases are due to hormone deficiencies. Sales of human growth hormone totaled more than $1.5 billion in 1998.

  - Serum Proteins: Serum proteins are proteins that are found in the plasma or serum portion of human blood. Hemophilia is one example of a disease due to deficiencies in serum proteins. In this disease, a deficiency in one or more of the plasma proteins needed to form a blood clot results in a bleeding disorder. The treatment for hemophilia involves the administration of the missing serum protein. The total worldwide market for serum proteins for hemophiliacs in 1999 was approximately $1.0 billion.

  - Enzymes: Enzymes constitute the majority of proteins in all cells. These proteins speed up cellular processes and are therefore critical to the normal function of cells. Enzymatic deficiencies are often fatal. Gaucher's disease, for example, is a seriously debilitating, sometimes fatal, genetic disorder caused by a deficiency in an important enzyme called glucocerebrosidase. Administration of the synthetic form of this enzyme, called Cerezyme, is the only treatment available to these patients. Worldwide sales of Cerezyme totaled approximately $470 million in 1999.

  - Growth Factors: Growth factors represent an emerging class of biotherapeutic compounds that show great promise in treating a host of different diseases. For example, vascular endothelial growth factor, commonly known as VEGF, is a protein that is secreted by oxygen-deprived tissues. It acts by binding to specific receptors on blood vessels to stimulate the formation of new blood vessels, a process known as angiogenesis. Patients who suffer from coronary artery disease and who are not candidates for angioplasty or bypass surgery may benefit from the administration of this growth factor. This class of biotherapeutics may have a very large patient population. Given that the majority of these proteins are still in the very early stages of development, they represent attractive candidates for optimization using our AMEsystem technology.

COMMERCIAL PROBLEMS SOLVED USING OUR AMESYSTEM TECHNOLOGY

By applying our proprietary AMEsystem technology, we have successfully addressed many significant challenges involved in the biopharmaceutical development process. We believe that our technology platform has been validated through its successful application to critical, time-sensitive projects for MedImmune, Bristol-Myers Squibb, Seattle Genetics and Cell Matrix.

Expanded Market Opportunity and Increased Potency


The use of Synagis, MedImmune's monoclonal antibody against Respiratory Syncytial Virus, is limited to the treatment of high-risk infants due to the drug's high cost and requirement for intravenous administration. By using our directed evolution technology, we created several new drug candidates for MedImmune that have been shown in animal models to be at least 10 times more potent than Synagis. MedImmune is expected to take one of these candidates through clinical trials, and if successful, market it as Numax. If Numax's significantly increased potency is confirmed in human clinical trials expected to begin in January 2001, MedImmune could develop Numax for new markets including the elderly, reduce production costs, and pursue various delivery forms to broaden the product's use.


Increased Potency and Decreased Manufacturing Costs

MedImmune encountered a significant problem while attempting to commercialize Vitaxin, a monoclonal antibody product candidate designed to treat various cancers by cutting off their blood supply, a process known as anti-angiogenesis. A particular structural feature in the first generation antibody made it susceptible to significant degradation during the manufacturing process, resulting in a loss of over 70% of the product yield. By applying our AMEsystem technology to Vitaxin, we successfully created a second generation version of the antibody that is significantly more stable than its predecessor. Our directed evolution technology decreased manufacturing costs by improving the yield by more than 300% and also increased the affinity of the antibody for its target by 90-fold. Second generation Vitaxin is scheduled to enter at least one of seven planned Phase II clinical trials with MedImmune later this year.

Reduced Side Effects and Improved Affinity

Bristol-Myers Squibb's anti-CD40 antibody is a mouse antibody which, if administered to humans, would cause a significant immune reaction, rendering the antibody ineffective and potentially causing serious side effects in patients. Prior to collaborating with us, Bristol-Myers Squibb had attempted unsuccessfully over a two-year period to improve its anti-CD40 antibody by applying rational design techniques. Through the application of our AMEsystem technology, we optimized the antibody in just four months, yielding an antibody with a 500-fold increased affinity for its target and a significantly reduced risk for causing an immune reaction. Bristol-Myers Squibb is expected to enter Phase I clinical trials with anti-CD40 in 2001.

Expanded Therapeutic Potential

Seattle Genetics' BR96 is an antibody in development for treating solid tumors. The commercial potential of BR96 was limited by its recognition of only a narrow set of tumors. We optimized this antibody by increasing its affinity and broadening its ability to recognize tumors. Seattle Genetics is now in preclinical development with the improved version, hBR96.

Enabling the Commercialization of a Discovery Technology

Subtractive immunization is a novel approach to discover antibodies that recognize unique therapeutic targets. However, this approach usually results in low-affinity antibodies that are unlikely to be commercially successful. By applying our AMEsystem technology to this problem, we can increase the affinity of antibodies produced by this process. For Cell Matrix, we optimized HUI77 and HUIV26, anti-angiogenic mouse antibodies discovered using subtractive immunization, which could enable Cell Matrix to pursue the commercialization of these antibodies.

BUSINESS STRATEGY

Our goal is to be the leader in applying directed evolution to the development and commercialization of human biotherapeutics. We have selected biotherapeutics as our primary target industry because we believe that it is the largest and highest margin market for directed evolution. Our business strategy includes five basic elements:

  - Optimize Currently Marketed Biopharmaceuticals. We are seeking to optimize FDA-approved biopharmaceuticals to create improved versions of these drugs with broader patent protection. We are already using our proprietary AMEsystem technology to significantly improve important characteristics of established biopharmaceuticals, acting independently or in collaboration with the initial developers. We believe that focusing on approved products with known therapeutic profiles and proven markets represents an attractive, lower risk development strategy.

  - Develop Novel Biotherapeutics. We plan to access and develop novel human biotherapeutics from a wide variety of sources. We plan to continue our collaborations with leading pharmaceutical and biotechnology companies that are facing technical challenges to the development and commercialization of their therapeutic proteins. We also expect genomics and the sequencing of the human genome to yield an expanding number of novel proteins to optimize and commercially develop. Finally, we will continue to license additional biotherapeutic product candidates from leading academic institutions.

  - Leverage Strategic Collaborations. We plan to continue to leverage strategic collaborations to expand our product pipeline. Our goal is to combine our expertise with that of our collaborators. We believe that we can add the greatest value to a project by applying our AMEsystem technology early on in the development process while relying on our collaborators to further develop and commercialize the improved product candidates. Collaborators provide financial support for research and development, and pay milestones and royalties on any product sales.

  - Invest in Selected Internal Development Projects. We plan to select a limited number of promising projects for internal development. We plan to focus on projects that we believe have lower development risks and target large, highly profitable markets such as oncology, infectious diseases and autoimmune diseases.

  - Enhance Our AMEsystem Technology. We plan to continue to develop our AMEsystem technology by investing significantly in research and development while simultaneously protecting and expanding our strong intellectual property portfolio. We plan to license and acquire from others technologies that complement and expand our core capabilities.

DEVELOPMENT PROGRAMS

Since inception, we have entered into numerous corporate collaborations and have pursued our own development projects. We expect that strategic collaborations will continue to be an important element of our business strategy. We have limited reversionary rights to commercialize intellectual property in some of our collaborations. The following is a summary of our development programs and related corporate collaborations:


MedImmune


In February 1999, we entered into a four antibody strategic collaboration with MedImmune, a leader in the commercial development of therapeutic antibodies. The agreement covers the licensing of Vitaxin to MedImmune as well as the optimization of three additional antibodies, including Synagis. Licenses granted under this agreement are exclusive and worldwide covering the right to research, develop, sell and sublicense. The business terms of the agreement include potential royalties which may last the life of the applicable patents as well as other payments of up to $45 million including an aggregate of $750,000 in research and development support, $37.9 million in potential milestone payments, and an equity investment. Under the terms of the agreement portions of the milestone payments may be creditable against royalties. We have received $7.1 million from MedImmune to date. The duration of the research and development aspect of this agreement is up to twenty four months although it may be terminated by MedImmune on 90 days notice or by us in the event of a default by MedImmune.



Synagis, MedImmune's flagship product, is currently the only FDA-approved monoclonal antibody for the treatment of Respiratory Syncytial Virus infection. Cost constraints and the requirement for intravenous administration have limited the drug's use to treating only high-risk infants. By applying our AMEsystem technology, we created several new drug candidates for treating this serious lung infection that have been demonstrated in animal models to be at least 10 times more potent than Synagis. MedImmune is expected to take one of these candidates through clinical trials, and if successful, market it as Numax. This more potent version of Synagis, which is expected to enter clinical trials in 2001, could enable MedImmune to address new markets including the elderly, reduce production costs and pursue additional methods for administering the drug in order to broaden the product's use.



Vitaxin is an anti-angiogenic antibody with potential applications in oncology, rheumatoid arthritis, diabetic retinopathy, and macular degeneration. We originally licensed the mouse antibody from which Vitaxin was derived from The Scripps Research Institute. We then improved Vitaxin to overcome a potential immune reaction in humans and licensed it to MedImmune. MedImmune is now focusing on a second generation version of Vitaxin that we developed using our AMEsystem technology. This version of the antibody has significantly improved affinity as well as decreased manufacturing costs. Before the end of 2000, MedImmune plans to initiate at least one of seven planned Phase II clinical trials with second generation Vitaxin for the treatment of a variety of cancers and arthritis.


Bristol-Myers Squibb


We have entered into two separate agreements with Bristol-Myers Squibb, one of the largest pharmaceutical companies in the world. We have completed our optimization work under these agreements and have received over $27 million to date and will potentially receive future royalties as well as up to $3,850,000 in potential milestones. Under the terms of the agreement portions of the milestone payments may be creditable against royalties.



In June 1993, we entered into the initial strategic collaboration with Bristol-Myers Squibb to optimize their BR96 anti-solid tumor antibody and to develop a discovery technology program to treat tumors. Bristol-Myers Squibb renewed this collaboration in 1995. As discussed below, hBR96, our improved version of BR96, is currently being developed by Seattle Genetics, a private biotechnology company founded by former Bristol-Myers Squibb scientists. Based on the success of our initial collaborations, Bristol-Myers Squibb amended our agreement in 1998 to include the optimization of its anti-CD40 antibody for organ transplant rejection therapy, which has now been completed. Bristol-Myers Squibb is expected to begin Phase I clinical trials with its anti-CD40 antibody in 2001.

Seattle Genetics

Seattle Genetics is in preclinical development with hBR96 for the potential treatment of breast, lung, ovarian, prostatic, colorectal, and pancreatic cancers. After we optimized BR96 for Bristol-Myers Squibb, Seattle Genetics licensed this product from Bristol-Myers Squibb and is continuing to develop this antibody. Under our original agreement with Bristol-Myers Squibb, we may receive milestones and royalties from this product.

Cell Matrix


In November 1999, we entered into a strategic collaboration covering four novel antibody therapeutics with Cell Matrix, a private biotechnology company developing anti-angiogenic antibodies for the treatment of cancer. Under the terms of the agreement, we may receive potential royalties which may last up to 10 years from the date of the first commercial sale of a product developed from this collaboration as well as up to $17 million in other payments including $2.0 million in research funding and $15.0 million in potential milestone payments. Under the terms of the agreement portions of the milestone payments may be creditable against royalties. We recently completed the optimization of the first two compounds. We have received $500,000 from Cell Matrix to date. The duration of the collaboration is for seven months, with an option to extend it for an additional seven months. This agreement may be terminated by either party for cause.


Internal Development Programs

We are using our AMEsystem technology to develop both improved versions of currently marketed biopharmaceuticals and novel human therapeutics. We are working on improving four currently marketed, FDA-approved drugs that are already marketed by third parties and in their present, unimproved forms are expected to each have sales in excess of $500 million in 2000. We are also developing a number of product candidates based on a therapeutic enzyme we licensed from the University of Nebraska Medical Center in March 2000. We are optimizing these products for attractive markets including cancer. We are in the process of applying our directed evolution technology to optimize versions of these products which we plan to take into preclinical development.

We have full commercialization rights to these internal development projects.

INTELLECTUAL PROPERTY

We hold patents and rights to patents within the field of directed evolution with an extensive portfolio that includes 16 issued U.S. patents related to our proprietary directed evolution technology. Twenty-eight counterpart patents to these U.S. patents are issued in other major industrialized countries. We have an additional 22 pending U.S. patent applications and 33 pending foreign and international counterpart applications relating to our AMEsystem technology and the application of this technology to diverse industries including protein pharmaceuticals and industrial enzymes.

Our intellectual property portfolio includes trade secrets, know-how, trademarks, patents and patent applications related to DirectAME gene synthesis, ExpressAME protein expression and SelectAME protein screening as well as the exclusive license to the Kauffman patents.

  - DirectAME: The DirectAME gene synthesis patents are directed to methods for generating diversity which can be used for conducting directed evolution. They claim methods for introducing changes at the codon level to generate genetic diversity.

  - ExpressAME: ExpressAME is a system used for conducting directed evolution in both bacterial and mammalian cells. This system enables the expression of many therapeutic proteins in their functional, properly folded states, a feature that cannot always be achieved by relying exclusively on bacterial expression systems.

  - SelectAME: We have a number of issued patents and pending patent applications relating to our SelectAME technologies for screening protein libraries. The patents and patent applications describe methods for evaluating protein function.

  - The Kauffman patent family comprises six issued U.S. patents with claims covering methods of randomly generating proteins, which we believe is required by many directed evolution technologies. We were granted an exclusive license to the Kauffman patent family in 1994. The first Kauffman patent application was filed in 1985, and the first U.S. Kauffman patent issued in 1998 with a term extending into 2015. Their patent prosecution history includes a successful defense to an opponent's challenge in Japan.

We are fully committed to investing in the further development and expansion of our leading intellectual property position in directed evolution.

COMPETITION


We work in the field of directed evolution. We are aware that companies such as Maxygen, Inc., Diversa Corporation, and Enchira Biotechnology Corporation rely on alternative methods such as gene shuffling and extremophile isolation for obtaining or generating genetic diversity. Some or all of these companies will compete against us to develop novel human biotherapeutic products and to improve currently marketed, FDA-approved drugs. Academic institutions such as the California Institute of Technology and the University of Washington are also working in this field. In the future, we expect the field to become highly competitive and that companies and academic and research institutions will seek to develop technologies that could be competitive with our AMEsystem technology. Any products that we may develop through our AMEsystem technology will compete in highly competitive markets, especially our improved versions of FDA-approved biopharmaceuticals.


Many of our potential competitors have substantially greater financial, technical and personnel resources than we do, and we cannot be certain that they will not succeed in developing technologies and products that would render our technology and products or those of our collaborators obsolete or noncompetitive. In addition, many of those competitors have significantly greater experience than we do in their respective fields. Our ability to compete successfully will depend, in part, on:

  - our ability to demonstrate the applicability of our technology to optimizing a broad range of proteins

  - the cost-effectiveness of our optimization approach

  - our ability to develop products that reach the market first

  - our ability to develop products that are technologically superior to other products in the market

  - our ability to obtain and enforce patents covering our technology

GOVERNMENT REGULATION

Our collaborators are in early stages of the FDA regulatory process for drugs we have optimized.


None of the product candidates with respect to which we have collaborators are currently in human clinical trials. Medimmune is expected to commence a Phase I human clinical trial with Numax in January 2001 and at least one Phase II clinical trial with second generation Vitaxin in 2000. Bristol-Myers Squibb is expected to enter a Phase I clinical trial with anti-CD40 in 2001, and Seattle Genetics is now in preclinical development with hBR96. HU177 and HUIV26, anti-angiogenic mouse antibodies, have not entered into any clinical trials with Cell Matrix.



Our corporate collaborators will control all aspects of the clinical testing of these product candidates, and we do not have any results from completed trials for these current product candidates.



We do not have any product candidates of our own in pre-clinical or clinical development.

Any products we, or our collaborators, develop will require regulatory clearances prior to clinical trials and additional regulatory clearances prior to commercialization. Drugs are subject to regulation under the Federal Food, Drug and Cosmetic Act, and biological products, in addition to being subject to provisions of that Act, are regulated under the Public Health Service Act. Both statutes and related regulations govern, among other things, the testing, manufacturing, safety, efficacy, labeling, storage, record keeping, advertising and other promotional practices.

FDA approval is required prior to marketing a pharmaceutical product in the United States. To obtain this approval the FDA requires clinical trials to demonstrate the safety, efficacy, and potency of the product candidates. Clinical trials are the means by which experimental drugs or treatments are tested in humans. New therapies typically advance from laboratory, research, animal, preclinical, testing and finally through several phases of clinical, human testing. Upon successful completion of clinical trials, approval to market the therapy for a particular patient population may be requested from the FDA in the United States and/or its counterparts in other countries.

Clinical trials are normally done in three phases. In Phase I, trials are conducted with a small number of patients or healthy volunteers to determine the safety profile, the pattern of drug distribution and metabolism and early evidence on effectiveness. In Phase II, trials are conducted with a larger group of patients afflicted with a target disease in order to determine preliminary efficacy, optimal dosages and expanded evidence of safety. In Phase III, large scale, multi-center, comparative trials are conducted with patients afflicted with a target disease in order to provide enough data for the statistical proof of safety, efficacy, and potency required by the FDA and other regulatory authorities. For life-threatening diseases, initial human testing generally is done in patients rather than healthy volunteers. These studies may provide results traditionally obtained in Phase II trials and are referred to as "Phase I/II" trials.

Obtaining FDA approval is a costly and time-consuming process. Generally, in order to gain FDA pre-market approval, preclinical studies must be conducted in the laboratory and in animal model systems to gain preliminary information on an agent's efficacy and to identify any major safety concerns. The results of these studies are submitted as a part of an application for an Investigational New Drug, IND, which the FDA must review and allow before human clinical trials can start. The IND includes a detailed description of the clinical investigations.

A company must sponsor and file an IND for each proposed product and must conduct clinical studies to demonstrate the safety, efficacy and potency that are necessary to obtain FDA approval. The FDA receives reports on the progress of each phase of clinical testing, and it may require the modification, suspension, or termination of clinical trials if an unwarranted risk is presented to patients.

After completion of clinical trials of a new product, FDA marketing approval must be obtained. If the product is regulated as a biologic, a Biologic License Application, or BLA, is required. If the product is classified as a new drug, a New Drug Application, or NDA, is required. The NDA or BLA must include results of product development activities, preclinical studies and clinical trials in addition to detailed manufacturing information.

Applications submitted to the FDA are subject to an unpredictable and potentially prolonged approval process. The FDA may ultimately decide that the application does not satisfy its criteria for approval or require additional preclinical or clinical studies. Even if FDA regulatory clearances are obtained, a marketed product is subject to continual review, and later discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market as well as possible civil or criminal sanctions. Before marketing clearance is secured, the manufacturing facility will be inspected for current Good Manufacturing Practices, or GMP, compliance by FDA inspectors. The manufacturing facility must satisfy current GMP requirements prior to marketing clearance. In addition, after marketing clearance is secured, the manufacturing facility will be inspected periodically for GMP compliance by FDA inspectors, and, if the facility is located in California, by inspectors from the Food and Drug Branch of the California Department of Health Services.

In both domestic and foreign markets, sales of any approved products will depend on reimbursement from third party payers, such as government and private insurance plans. Third party payers are increasingly challenging the prices charged for medical products and services. If we succeed in bringing one or more products to market, these products may not be considered cost-effective, reimbursement may not be available, or reimbursement policies may adversely affect our ability to sell our products on a profitable basis.

We also are subject to various federal, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals and the use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, used in connection with our research. The extent of government regulation which might result from any future legislation or administrative action cannot be accurately predicted.

EMPLOYEES

As of June 16, 2000, we had 30 full-time employees, 15 of whom hold advanced degrees. Of these, 20 were engaged in research and development and 10 were engaged in business development, finance and general administration. None of our employees is represented by labor unions or covered by collective bargaining agreements. We have not experienced any work stoppages and consider our employee relations to be good.

FACILITIES

Our executive office and research facilities are currently located in San Diego, California. We lease approximately 24,000 square feet of space. These facilities are leased through December 16, 2003. We believe that our existing facilities and equipment are well maintained and in good working condition. We believe that our current facilities will provide adequate capacity for the foreseeable future.

LEGAL PROCEEDINGS

We are not a party to any material legal proceedings.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

Our directors, executive officers and key employees, and their ages and positions as of May 3, 2000, are:

               NAME                  AGE                       POSITION
               ----                  ---                       --------
Costa G. Sevastopoulos, Ph.D.(1)...  57     Chairman of the Board
William D. Huse, M.D., Ph.D........  46     Chief Executive Officer, President and Director
Lawrence E. Bloch, M.D., J.D.......  35     Chief Financial Officer, Vice President of
                                            Business Development and Secretary
Jeffry D. Watkins, Ph.D............  38     Vice President of Research
Keith S. Manchester, M.D...........  31     Director of Business Development
Cheryl C. Gabele...................  45     Director of Finance and Administration
James J. Bochnowski(1)(2)..........  56     Director
John G. Morris(1)(2)...............  37     Director
Peter K. Hilal, M.D.(1)(2).........  35     Director

-------------------------
(1) Member of the Compensation Committee

(2) Member of the Audit Committee

COSTA G. SEVASTOPOULOS, PH.D. has been our Chairman since 1997 and has served as a director since 1991. From May 1997 to December 1998, Dr. Sevastopoulos served as President and Chief Executive Officer. He co-founded Delphi Ventures, a venture capital partnership which specializes in medical and healthcare investments, in 1988 and served as a General Partner from 1988 to 1994. Dr. Sevastopoulos is also Chairman of Idun Pharmaceuticals, Inc., a private biotechnology company, and a director of CV Therapeutics, Inc., a public biotechnology company. Dr. Sevastopoulos received an M.S. in electrical engineering from the California Institute of Technology, an MBA from INSEAD, France, and a Ph.D. in molecular biology from the University of California at Berkeley.

WILLIAM D. HUSE, M.D., PH.D. founded our company in 1989 and has been our Chief Executive Officer since January 1999. Dr. Huse was affiliated with The Scripps Research Institute from 1989 to 1990. Prior to joining Scripps, Dr. Huse was Vice President, Research and Development at Stratagene, Inc., a private biotechnology company, from 1986 to 1989. Dr. Huse was an Assistant Professor at Yale University School of Medicine, Section of Molecular Neurobiology, from 1984 to 1986. Dr. Huse received his M.D. and Ph.D. in Neurosciences from the Albert Einstein School of Medicine. Dr. Huse completed his post-doctoral work at Cold Spring Harbor Laboratory.

LAWRENCE E. BLOCH, M.D., J.D. has been our Vice President of Business Development since July 1999, our Chief Financial Officer since March 2000 and our Secretary since April 2000. From 1998 to 1999, he served as a consultant to several private biotechnology companies, including U.S. Genomics, Inc. In 1995, Dr. Bloch co-founded CareCom, Inc., a developer of patient-oriented internet applications, and served as its President from 1995 to 1999. Dr. Bloch holds a J.D. from Harvard Law School, an M.D. from Harvard Medical School, and an MBA from Harvard Business School. Dr. Bloch is also a member of the Board of Directors of our subsidiary, Novasite Pharmaceuticals, Inc.

JEFFRY D. WATKINS, PH.D. has been our Vice President of Research since June 1998. From 1994 to 1998, Dr. Watkins held a variety of research positions in our company. From 1993 to 1994, he was a research scientist at Hybritech, Inc., a public biotechnology company focusing on diagnostics. Dr. Watkins holds a Ph.D. in biochemistry from Purdue University. He completed his post-doctoral research at The Scripps Research Institute and at Purdue University. He is also the recipient of a National Institutes of Health Postdoctoral Fellowship. Dr. Watkins has authored multiple scientific peer-reviewed articles, was named inventor on seven directed evolution patents and has been the principal investigator on multiple federal grants.

KEITH S. MANCHESTER, M.D. joined us in March 2000 as Director of Business Development. From 1999 to 2000, he was an associate at Vestar Capital Partners, a private equity firm specializing in management buyouts. From 1997 to 1999, Dr. Manchester was an investment banker in the healthcare group at Goldman, Sachs & Co. He completed his surgical internship at Parkland Medical Hospital in Dallas, Texas. Dr. Manchester holds an A.B. from Harvard College and an M.D. from Harvard Medical School.

CHERYL C. GABELE has been our Director of Finance and Administration since May 1999. From 1995 to 1999, Ms. Gabele was Director, Finance and Administration at Idun Pharmaceuticals, Inc., a private biotechnology company. In the past, she served as the Chief Financial Officer for Mini-Graphic Systems, Inc., a document imaging company, and for Sunland Consolidated, Inc., a real estate developer. Ms. Gabele earned a B.S. in accounting from San Diego State University and has held a State of California C.P.A. certificate since 1980.

JAMES J. BOCHNOWSKI has served as a director since 1997. Mr. Bochnowski co-founded Delphi Ventures, a venture capital partnership which specializes in medical and healthcare investments, in 1988. In 1980, he co-founded Technology Venture Investors, a private venture capital partnership. Mr. Bochnowski has a B.S. in aerospace engineering from MIT and an MBA from Harvard Business School.

JOHN G. MORRIS has served as a director since 1998. Since 1997, Mr. Morris has been a Vice President of HarbourVest Partners, a private equity firm. Prior to this, he was employed by Abbott Capital Management. He currently serves on the advisory boards of the private equity partnerships of Bruckmann, Rosser, Sherrill & Co., Domain Partners, Essex Woodlands Health Ventures, GTCR Capital Partners, Marquette Venture Partners and Oak Investment Partners. He holds an MBA in finance from Columbia University.

PETER K. HILAL, M.D. joined our Board of Directors in May 2000. In 1997, Dr. Hilal founded Hilal Capital Management LLC, an investment management firm specializing in private and public equity investments in the life-sciences sector. From 1996 to 1997, he was a Principal at Oracle Management, Inc., an investment management firm specializing in the healthcare sector. Prior to that, Dr. Hilal was a senior executive in the marketing, strategic planning, and research areas at Merck & Co. Dr. Hilal received an A.B. and M.D. from Columbia University and holds an MBA from Harvard Business School.

SCIENTIFIC ADVISORY BOARD

MICHAEL H. FREEDMAN, PH.D. is a Professor of Mathematics at the University of California, San Diego. Previously, Dr. Freedman held the position of Professor at the Institute of Advanced Studies, Princeton, New Jersey. In 1986, Dr. Freedman was awarded the distinguished Fields Medal in recognition of his outstanding mathematical achievements. Dr. Freedman's main area of interest lies in the development of new methods for topological analysis. Dr. Freedman received a Ph.D. from Princeton University.

STUART A. KAUFFMAN, M.D. serves as an external professor at the Santa Fe Institute. He co-founded the Bios Group LP, a private developer of business software, in 1996 and currently serves as its Chief Scientific Officer. His major areas of research include developmental genetics, theoretical biology, evolution and the origin of life. Dr. Kauffman is a co-inventor of the Kauffman Patents, which are licensed exclusively to us. He received his M.D. from the University of California, San Francisco in 1968.

ZAVERIO M. RUGGERI, M.D. is a member of the Department of Molecular and Experimental Medicine and the Department of Vascular Biology at The Scripps Research Institute, La Jolla, California. Dr. Ruggeri is Chairman of our Scientific Advisory Board, and his main area of interest is the study of the multimeric structure of Factor VIII/von Willebrand Factor. Dr. Ruggeri received his M.D. from the University of Milan, Italy.

JAMES F. YOUNG, PH.D. has served as Executive Vice President, Research and Development for MedImmune since March 2000. He joined MedImmune in March 1989 as Vice President, Research and Development and in 1995 was promoted to Senior Vice President, Research and Development. He holds a Ph.D. in microbiology and immunology from Baylor College of Medicine, Houston, Texas.

BOARD COMPOSITION

We currently have authorized five directors. Following this offering, our Board will consist of five directors divided into three classes, with each class serving for a term of three years. At each annual meeting of stockholders, directors will be elected by the holders of common stock to succeed the directors whose terms are expiring. Messrs. Huse and Hilal are class I directors whose terms will expire in 2001. Messrs. Morris and Sevastopoulos are class II directors whose terms expire in 2002 and Mr. Bochnowski is a class III director whose term will expire in 2003. This classification of the Board of Directors may delay or prevent change in control of our company or in our management. See "Description of Capital Stock -- Anti-Takeover Provisions." All directors are elected to hold office until our next annual meeting of stockholders and until their successors have been elected. Officers are appointed at the first Board of Directors meeting following the stockholders' meeting at which the directors are elected and serve at the discretion of the Board of Directors. There are no family relationships among any of our directors or executive officers.

We are party to an agreement by which we have agreed to cause the nomination of Peter K. Hilal as a member of our Board of Directors, so long as our stockholders affiliated with Dr. Hilal own at least 448,889 shares of the common stock issued upon conversion of the Series F Preferred Stock. We have also agreed with Dr. Hilal to increase the number of authorized directors from five to seven.

COMMITTEES OF THE BOARD OF DIRECTORS

The audit committee reviews the selection of independent auditors, the results and scope of the audit and other services provided by our independent auditors and evaluates our internal accounting procedures.

The compensation committee reviews and approves compensation and benefits for our executive officers. The compensation committee also administers our compensation and stock plans and makes recommendations to the Board of Directors regarding such matters.

DIRECTOR COMPENSATION

Directors do not receive compensation for their services as directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of our executive officers serves as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of our Board of Directors or compensation committee.

EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE

The following table sets forth the annual compensation we paid during 1999 to our Chief Executive Officer and to our two other highest paid executive officers. These individuals are referred to as the "named executive officers" here and elsewhere in this prospectus.

                                                               LONG TERM
                                                              COMPENSATION
                                                                 AWARDS
                                                              ------------
                                      ANNUAL COMPENSATION      SECURITIES        OTHER
                                     ---------------------     UNDERLYING        ANNUAL
    NAME AND PRINCIPAL POSITION       SALARY       BONUS        OPTIONS       COMPENSATION
    ---------------------------      ---------    --------    ------------    ------------
William D. Huse....................  $225,374           --           --              --
  Chief Executive Officer
Lawrence E. Bloch..................    60,000           --      130,000         $28,516
  Chief Financial Officer(1)
Jeffry D. Watkins..................   119,575           --           --              --
  Vice President of Research

-------------------------
(1) Dr. Bloch's annual salary represents partial year compensation for the period July 1999 through December 1999. His other annual compensation includes $12,891 related to relocation expenses and $15,625 related to consulting services.

                               1999 OPTION GRANTS

The following tables set forth certain information regarding options granted to each of our named executive officers during 1999.

                                                                                           POTENTIAL
                                           INDIVIDUALS GRANTS                         REALIZABLE VALUE AT
                       ----------------------------------------------------------    ASSUMED ANNUAL RATES
                         NUMBER OF     PERCENTAGE OF                                    OF STOCK PRICE
                        SECURITIES     TOTAL OPTIONS      EXERCISE                       APPRECIATION
                        UNDERLYING       GRANTED TO        PRICE                      FOR OPTION TERM(4)
                          OPTIONS       EMPLOYEES IN        PER        EXPIRATION   -----------------------
        NAME            GRANTED(1)      FISCAL YEAR       SHARE(2)      DATE(3)         5%          10%
        ----           -------------   --------------   ------------   ----------   ----------   ----------
Lawrence E. Bloch....     130,000           62.9%          $0.45        07/01/09    $3,329,601   $5,336,484

-------------------------
(1) These incentive stock options are exercisable in full immediately, but the stock purchased on exercise of the options is subject to repurchase by us. Our repurchase right lapses as to 12.5% of the shares covered by the respective options on the six month anniversary of the date of grant, and lapses ratably on a daily basis thereafter, with the repurchase right terminating in full on the fourth anniversary of the date of grant. Under the terms of the 1992 Stock Plan, the committee designated by the Board of Directors to administer the 1992 Stock Plan retains the discretion, subject to certain limitations within the 1992 Stock Plan, to modify, extend or renew outstanding options and to reprice outstanding options. Options may be repriced by canceling outstanding options and reissuing new options with an exercise price equal to the fair market value on the date of reissue, which may be lower than the original exercise price of such canceled options.

(2) We have granted options at an exercise price equal to the fair market value of the underlying common stock on the date of grant, as determined in good faith by our Board of Directors, and the options vest over four years from the date of grant. In determining the fair market value of our common stock, our Board of Directors considers valuations of comparable companies, prices at which we have issued preferred stock, valuation reports and analyses prepared by third parties, the relative rights and preferences of our preferred stock as compared to our common stock, and the lack of liquidity of our securities. Once we become a publicly-held company, the fair market value of our stock will equal trading market prices.

(3) The options have a term of 10 years, subject to earlier termination in certain events related to termination of employment.

(4) The dollar amounts under these columns represent the potential realizable value of each grant over the term of the options based on assumed rates of stock appreciation of 5% and 10%, compounded annually. The 5% and 10% assumed rates of appreciation are suggested by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of the future common stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our stock.

    The potential realizable values above assume that the initial public offering price of $16.00 per share was the fair market value of the common stock on the date of grant and that the price of the applicable stock increases from the date of grant until the end of the ten year option term at the annual rates specified. There is no assurance provided to any holder of our securities that the actual stock price appreciation over the ten year option terms will be the assumed 5% and 10% rates at any other defined rate.

                               1999 OPTION VALUES

The following table sets forth for the named executive officers, the number and value of securities underlying options that were held by each executive officer as of December 31, 1999. There were no options exercised by such individuals in such period.

                                                  NUMBER OF SECURITIES
                                                 UNDERLYING UNEXERCISED       VALUE OF UNEXERCISED
                                                         OPTIONS              IN-THE-MONEY OPTIONS
                                                  AT DECEMBER 31, 1999      AT DECEMBER 31, 1999(1)
                                                 -----------------------    ------------------------
                     NAME                         VESTED       UNVESTED       VESTED       UNVESTED
                     ----                        ---------    ----------    ----------    ----------
William D. Huse................................   282,286      187,714      $4,389,547    $2,918,953
Lawrence E. Bloch..............................    16,283      113,717         253,201     1,768,299
Jeffry D. Watkins..............................    68,512       67,963       1,065,362     1,056,825

---------------------------
(1) Calculated on the basis of the estimated initial public offering price of the underlying securities minus the exercise price.

EMPLOYEE BENEFIT PLANS

1992 Stock Plan and 2000 Stock Plan

In May 1992, our Board of Directors adopted the 1992 Stock Plan. The 1992 Stock Plan has been amended three times. A total of 3,100,000 shares of common stock were reserved for issuance under the 1992 Stock Plan pursuant to the direct award or sale of shares or the exercise of options granted under the 1992 Stock Plan. In April 2000, our Board of Directors adopted the 2000 Stock Plan. A total of 1,600,000 shares of common stock are reserved for issuance under the 2000 Stock Plan. If any option granted under the 1992 Stock Plan or the 2000 Stock Plan expires, does not vest or terminates for any reason without having been exercised, then the unvested or unpurchased shares subject to that option will once again be available for additional option grants.

Under the 1992 Stock Plan and the 2000 Stock Plan, all of our employees and directors, including those of any subsidiary, and any independent contractor or advisor who performs services for us or a subsidiary are eligible to purchase shares of common stock and to receive awards of shares or grants of nonstatutory options. Employees are also eligible to receive grants, under the 1992 Stock Plan, of incentive stock options, or ISOs, intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended, or the Code. The 1992 Stock Plan and the 2000 Stock Plan are administered by a committee of our Board of Directors, which selects the persons to whom shares will be sold or awarded or options will be granted, determines the number of shares to be made subject to each sale, award or grant, and prescribes other terms and conditions, including the type of consideration to be paid upon sale or exercise and vesting schedules, in connection with each sale, award or grant.

The exercise price under the nonstatutory stock options generally must be at least 85% of the fair value of the common stock on the date of grant. The exercise price under ISOs cannot be lower than 100% of the fair value of the common stock on the date of grant and, in the case of ISOs granted to holders of more than 10% of the voting power of the company, not less than 110% of such fair value. The term of an option cannot exceed 10 years, and the term of an ISO granted to a holder of more than 10% of the voting power of the company cannot exceed five years. Options generally expire not later than 90 days following a termination of employment or six months following the optionee's death or permanent disability. The purchase price of shares sold under the 1992 Stock Plan generally must be at least 85% of the fair value of the common stock and, in the case of a holder of more than 10% of the voting power of the company, not less than 110% of such fair value. Options granted pursuant to the 1992 Stock Plan generally vest ratably over a period of four years.

As of June 16, 2000, under the 1992 Stock Plan we had outstanding options to purchase an aggregate of 1,797,140 shares of common stock at exercise prices ranging from $0.04 to $0.75 per share, or a weighted average exercise price per share of $0.51. A total of 674,141 shares of common stock were available for future issuance under the 1992 Stock Plan as of such date.


In April 2000, June 2000 and July 2000, under the 2000 Stock Plan, we issued options to purchase 800,000 shares, 100,000 shares and 60,000 shares of common stock, respectively, to our executive officers and senior managers at exercise prices of $0.75 per share, $1.25 per share and $1.25 per share, respectively. These options vest over seven years but may accelerate in the event we are acquired or our aggregate public market value exceeds specified levels. As of July 20, 2000, a total of 640,000 shares of common stock were available for future issuance under the 2000 Stock Plan.


2000 Employee Stock Purchase Plan

The board of directors adopted our 2000 Employee Stock Purchase Plan on June 20, 2000, to be effective upon completion of this offering. We will be submitting it for approval by our stockholders prior to the completion of this offering. A total of 750,000 shares of common stock have been reserved for issuance under our 2000 Employee Stock Purchase Plan. The number of shares reserved for issuance under the 2000 Employee Stock Purchase Plan will be increased on the first day of each of our fiscal years, commencing 2001, by the lesser of:

     - 5% of our fully diluted outstanding common stock on the day of the increase; or

     - a lesser number of shares determined by our Board of Directors.

Our 2000 Employee Stock Purchase Plan, which is intended to qualify under
Section 423 of the Internal Revenue Code, is administered by the Board of Directors or by a committee appointed by the board. Employees, including our officers and employee directors but excluding 5% or greater stockholders, are eligible to participate if they are customarily employed for more than 20 hours per week and for at least five months in any calendar year. Our 2000 Employee Stock Purchase Plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 15% of an employee's compensation.

The 2000 Employee Stock Purchase Plan will be implemented during a series of overlapping offering periods of 24 months' duration, with new offering periods, other than the first offering period, commencing on January 1 and July 1 of each year. Our 2000 Employee Stock Purchase Plan establishes two accumulation periods per year, neither of which will exceed six months. During each accumulation period, payroll deductions will accumulate, without interest. On the purchase dates set by the Board of Directors for each accumulation period, accumulated payroll deductions will be used to purchase common stock. The initial offering period is expected to commence on the first day of the month which is at least 30 days after the date of this offering and end on December 31, 2001. The initial accumulation period will begin on the first day of the month which is at least 30 days after the date of this offering and end on December 31, 2000.

The purchase price will be equal to 85% of the fair market value per share of common stock on either the last day of the accumulation period or on the last trading day before the commencement of the applicable offering period, whichever is less. Employees may withdraw their accumulated payroll deductions at any time. Participation in our 2000 Employee Stock Purchase Plan ends automatically on termination of employment with us. Immediately prior to the effective time of a corporate reorganization, the accumulation period then in progress will terminate and stock will be purchased with the accumulated payroll deductions unless the 2000 Employee Stock Purchase Plan is assumed by the surviving corporation or its parent corporation pursuant to the plan of merger or consolidation.

EMPLOYMENT AGREEMENTS

We do not have employment agreements with our executive officers, other than agreements that we maintain with all of our employees and option agreements under which we issue incentive and non-qualified stock options to employees.

LIMITATION ON LIABILITY AND INDEMNIFICATION MATTERS

We have adopted provisions in our Certificate of Incorporation that limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the Delaware General Corporation Law. The Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liability for the following:

     - for any breach of their duty of loyalty to us or our stockholders

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law

     - for unlawful payment of dividends or unlawful stock repurchase or redemption, as provided in Section 174 of the Delaware law

     - for any transaction from which the director derived an improper personal benefit

Any amendment or repeal of these provisions requires the approval of the holders of shares representing at least 66 2/3% of our capital stock entitled to vote in the election of directors, voting as one class.

Our Certificate of Incorporation and Bylaws also provide that we shall indemnify our directors and officers to the fullest extent permitted by the Delaware law. We have entered into separate indemnification agreements with our directors and executive officers that could require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our Restated Certificate of Incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as our directors and executive officers.

                             PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of June 16, 2000:

  - each person who is known by us to own beneficially more than 5% of our common stock

  - each of our directors

  - each of our named executive officers

  - all of our directors and executive officers as a group

Beneficial ownership is determined according to the rules of the Securities and Exchange Commission, and generally means that a person has beneficial ownership of a security and warrants if he or she possesses sole or shared voting or investment power of that security, and includes options and warrants that are currently exercisable or exercisable within 60 days. Information with respect to beneficial ownership has been furnished to us by each director, officer or 5% or more stockholder, as the case may be. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, based on the information each of them has given to us, have sole investment and voting power with respect to their shares, except where community property laws may apply.

This table lists applicable percentage ownership based on 17,452,002 shares of common stock outstanding (assuming conversion of the preferred stock) as of June 16, 2000, and also lists applicable percentage ownership based on 21,202,002 shares of common stock outstanding after completion of this offering. Options and warrants to purchase shares of our common stock that are exercisable within 60 days of June 16, 2000, are deemed to be beneficially owned by the persons holding these options and warrants for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person's ownership percentage. Shares underlying options and warrants that are deemed beneficially owned are listed in this table separately in the column labeled "Shares Subject to Options and Warrants." These shares are included in the number of shares listed in the column labeled "Total Number."

In March 2000, Alpha Bioventures, LLC, purchased 2,708,572 shares of Series D and E preferred stock from Bristol-Myers Squibb. Dr. Huse, one of our directors and our Chief Executive Officer and President, is the manager and a member of Alpha Bioventures, LLC. Drs. Bloch and Watkins, two of our executive officers, are both members of Alpha Bioventures, LLC.

Unless otherwise indicated, the address for each person or entity named below is Applied Molecular Evolution, Inc., 3520 Dunhill Street, San Diego, California 92121.

                                                           SHARES BENEFICIALLY OWNED
                                         --------------------------------------------------------------
                                                        SHARES SUBJECT
                                            TOTAL       TO OPTIONS AND   PERCENT BEFORE   PERCENT AFTER
       NAME OF BENEFICIAL OWNER             NUMBER         WARRANTS         OFFERING        OFFERING
       ------------------------          ------------   --------------   --------------   -------------
William D. Huse, M.D., Ph.D.(1)........   3,341,566         470,000           18.6%           15.4%
Alpha Bioventures, LLC(2)..............   2,708,572         --                15.5%           12.8%
Peter K. Hilal, M.D.
  Entities affiliated with Hilal
  Capital Management LLC(3)............   2,222,222         --                12.7%           10.5%
Entities affiliated with Domain
  Partners(4)..........................   1,929,011         --                11.1%            9.1%
James J. Bochnowski
  Entities affiliated with Delphi
  Ventures(5)..........................   1,286,010         --                 7.4%            6.1%
Attenuon, LLC(6).......................   1,200,000         --                 6.9%            5.7%
Entities affiliated with Medicus
  Venture Partners(7)..................   1,100,738         --                 6.3%            5.2%

                                                           SHARES BENEFICIALLY OWNED
                                         --------------------------------------------------------------
                                                        SHARES SUBJECT
                                            TOTAL       TO OPTIONS AND   PERCENT BEFORE   PERCENT AFTER
       NAME OF BENEFICIAL OWNER             NUMBER         WARRANTS         OFFERING        OFFERING
       ------------------------          ------------   --------------   --------------   -------------
John G. Morris
  HarbourVest Partners III L.P.(8).....     937,500         --                 5.4%            4.4%
MedImmune, Inc.(9).....................     907,143         --                 5.2%            4.3%
Lawrence E. Bloch, M.D., J.D.(10)......     759,932         210,000            4.3%            3.5%
Jeffry D. Watkins, Ph.D.(11)...........     631,441         216,475            3.6%            2.9%
Costa G. Sevastopoulos, Ph.D...........     250,000         250,000            1.4%            1.2%
All directors and executive officers as
  a group (7 persons)..................   9,428,671       1,866,475           50.7%           42.2%

---------------------------
 (1) Includes 1,608,079 shares held by Alpha Bioventures, LLC. Dr. Huse is a member and the manager of Alpha Bioventures, LLC.

 (2) The address of Alpha Bioventures, LLC is 343 Satterly Road, Ferrisburg, VT 05456.

 (3) The address of entities affiliated with Hilal Capital Management LLC is 60 East Forty-Second Street, Suite 1946, New York, NY 10165. Peter K. Hilal holds voting and investment control over the shares held by Hilal Capital Management LLC. The total number of shares does not include $5.0 million of our common stock which we expect will be sold to Dr. Hilal at the initial offering price.

 (4) The address of entities affiliated with Domain Partners is One Palmer Square, Princeton, NJ 08542. Brian Dovey, James Blair, and Jesse Treu hold voting and investment control over the shares held by Domain Partners.

 (5) The address of entities affiliated with Delphi Ventures is 3000 Sand Hill Road, Building 1, Suite 135, Menlo Park, CA 94025. Mr. Bochnowski, one of our directors, is a general partner of Delphi Ventures II, L.P.

 (6) The address of Attenuon, LLC is c/o DE Shaw & Co., 39th Floor, Tower 45, 120 West Forty-Fifth Street, New York, NY 10036. David E. Shaw holds voting and investment control over the shares held by Attenuon.

 (7) The address of entities affiliated with Medicus Venture Partners is 800 Airport Boulevard, Suite 508, Burlingame, CA 94010. John M. Reher holds voting and investment control over the shares held by Medicus Venture Partners.

 (8) The address of HarbourVest Partners III L.P. is One Financial Center, 44th Floor, Boston, MA 02111. Mr. Morris, one of our directors, is a Vice President of HarbourVest Partners, LLC.

 (9) The address of MedImmune, Inc. is 35 West Watkins Mill Road, Gaithersburg, MD 20878.

(10) Includes 349,582 shares held by Alpha Bioventures, LLC. Dr. Bloch is a member of Alpha Bioventures, LLC.

(11) Includes 174,792 shares held by Alpha Bioventures, LLC. Dr. Watkins is a member of Alpha Bioventures, LLC.

                              CERTAIN TRANSACTIONS


Under our 2000 Stock Plan, on April 7, 2000, we granted options for an aggregate of 800,000 shares of our common stock, at an exercise price of $0.75 per share, to some of our officers and directors. On June 15, 2000, these options were exercised in exchange for cash and promissory notes, including: 280,000 shares purchased by William D. Huse, one of our directors and our Chief Executive Officer and President, for $280 cash and a promissory note for $209,720; 240,000 shares purchased by Jeffry D. Watkins, our Vice President of Research, for $240 cash and a promissory note for $179,760; 200,000 shares purchased by Lawrence E. Bloch, our Chief Financial Officer, Vice President of Business Development and Secretary, for $200 cash and a promissory note for $149,800; 40,000 shares purchased by Cheryl C. Gabele, our Director of Finance and Administration, for $40 cash and a promissory note for $29,960; and 40,000 shares purchased by Keith
S. Manchester, our Director of Business Development, for $40 cash and a promissory note for $29,960. On June 16, 2000, under the same stock plan, Dr. Manchester also received options for 100,000 shares of our common stock, at an exercise price of $1.25 per share. On the same day, these options were exercised in exchange for $100 cash and a promissory note for $124,900. On July 6, 2000, under the same stock plan, Cheryl C. Gabele also received options for 60,000 shares of our common stock, at an exercise price of $1.25 per share. On July 12, 2000 these options were exercised in exchange for $60 cash and a promissory note for $74,940. As of July 20, 2000, the full amount of each of these promissory notes was still outstanding. Interest, at the rate of 6.62%, cumulates and is payable with principal at maturity. The maturity date for all of these promissory notes is June 2005, with the exception of the 60,000 shares granted to Cheryl C. Gabele on July 12, 2000, the maturity date of which is July 2005. All of these promissory notes are full recourse and are also collateralized by the shares.


We currently expect that $5.0 million of our common stock to be sold in this offering will be sold to Peter K. Hilal, one of our directors, at the initial offering price.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

Upon the closing of this offering, our authorized capital stock, after giving effect to the conversion of all outstanding preferred stock into common stock and the amendment of our Certificate of Incorporation, will consist of 45,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of preferred stock, $0.001 par value. As of June 16, 2000, and assuming the conversion of all outstanding preferred stock into common stock upon the closing of this offering, there were outstanding:

  - 17,452,002 shares of common stock held by 110 stockholders of record

  - options to purchase 1,797,140 shares of common stock

  - warrants to purchase 66,667 shares of common stock

COMMON STOCK

The holders of common stock are entitled to one vote per share on all matters submitted to be voted on by the stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities, subject to the prior rights of any preferred stock then outstanding. Holders of common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and the common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

As of June 16, 2000, assuming the closing of this offering, all outstanding shares of preferred stock would have been converted into 13,884,568 shares of common stock. Following the conversion, our Certificate of Incorporation will be amended and restated to delete all references to such shares of preferred stock. The Certificate of Incorporation, as restated, gives to the Board of Directors the authority, without further action by stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon such preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preference and sinking fund terms, any or all of which may be greater than the rights of the common stock. The issuance of preferred stock could:

  - adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation

  - decrease the market price of our common stock

  - delay, deter or prevent a change in our control

We have no present plans to issue any shares of preferred stock.

WARRANTS

As of April 30, 2000, there were warrants outstanding to purchase 66,667 shares of Series E preferred stock at an exercise price of $5.625 per share which will convert to warrants to purchase an equivalent number of shares of common stock upon completion of this offering. The warrants to purchase 26,667 shares expire on August 29, 2001, and the warrants to purchase 40,000 shares expire on June 23, 2002. The warrants contain provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrants under certain circumstances, including stock dividends, stock splits, reorganization, reclassifications, consolidations and certain dilutive issuances of securities at prices below the then existing exercise price.

REGISTRATION RIGHTS

After this offering, the holders of 907,143 shares of common stock, the Registrable Shares, and 13,884,568 shares of common stock issued upon conversion of our Convertible Preferred Stock, Series A preferred stock, Series B preferred stock, Series C preferred stock, Series D preferred stock, Series E preferred stock and Series F preferred stock, or the Preferred Registrable Shares, or their permitted transferees, are entitled to rights with respect to the registration of such shares under the Securities Act. If we propose to register any of our securities under the Act for our own account, holders of Registrable Shares and Preferred Registrable Shares are entitled to notice of such registration and are entitled to include Registrable Shares and Preferred Registrable Shares therein, provided, among other conditions, that the underwriters of any such offering have the right to limit the number of shares included in such registration. In addition, commencing one year after the effective date of the Registration Statement of which this prospectus is a part, holders of at least 25% of the Registrable Shares and 25% of the Preferred Registrable Shares may require us to prepare and file a registration statement under the Act at our expense covering at least 20% of the shares entitled to registration rights, or such lesser percentage if the aggregate offering price is at least $7,500,000, and we are required to use our best efforts to effect such registration, subject to conditions and limitations. We are not obligated to effect more than three of these stockholder-initiated registrations. Further, holders of Registrable Shares and Preferred Registrable Shares may require us to file additional registration statements on Form S-3, subject to certain conditions and limitations.

ANTI-TAKEOVER PROVISIONS

  Delaware Law

We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. The statute could have the effect of delaying, deferring or preventing a change in our control.

  Certificate of Incorporation and Bylaw Provisions

Our Certificate of Incorporation, which will become effective shortly following the closing of the offering, provides that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing. In addition, our Bylaws provide that special meetings of our stockholders may be called only by the Chairman of the Board, our Chief Executive Officer, or by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

Our Certificate of Incorporation also specifies that the authorized number of directors may be changed only by resolution of the Board of Directors and does not include a provision for cumulative voting for directors. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors. Our Certificate of Incorporation will also provide that the Board of Directors will be divided into three classes, with each director assigned to a class with a term of three years. These and other provisions contained in our Certificate of Incorporation and Bylaws could delay or discourage certain types of transactions involving an actual or potential change in our control or change in our management (including transactions in which stockholders might otherwise receive a premium for their shares over then current prices) and may limit the ability of stockholders to remove current management or approve transactions that stockholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the common stock is EquiServe Trust
Company.

LISTING

We have applied for quotation of the common stock on the Nasdaq National Market under the symbol "AMEV."

                        SHARES ELIGIBLE FOR FUTURE SALE

When the offering is completed, we will have a total of 21,202,002 shares of common stock outstanding. The 3,750,000 shares offered by this prospectus will be freely tradeable unless they are purchased by our "affiliates," as defined in Rule 144 under the Securities Act. Shares purchased by affiliates may generally only be sold pursuant to an effective registration statement under the Securities Act or in compliance with Rule 144. The remaining 17,452,002 shares are "restricted," which means they were originally sold in offerings that were not subject to a registration statement filed with the Securities and Exchange Commission. These restricted shares may generally be resold only through registration under the Securities Act or under an available exemption from registration, such as provided through Rule 144.

RULE 144

Generally, Rule 144 as currently in effect provides that, beginning 90 days after the first date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

  - one percent of the number of shares of common stock then outstanding, which based on the shares outstanding immediately after this offering will equal approximately 212,020 shares or

  - the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of the notice on Form 144 with respect to the sale

Rule 144 regulates as the manner of sales and imposes requirements for notice and the availability of current public information about us.

Under Rule 144(k), a person who has not been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, may sell his or her shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted (including by a lock-up agreement), a person who has been a non-affiliate for at least two years may sell his or her shares in the open market.

One hundred eighty days after the date of this prospectus 12,888,298 shares of our common stock will be eligible for sale under Rule 144.

RULE 701

Rule 701 permits any of our employees, officers, directors or consultants who purchased their shares under a compensatory stock or option plan or other written agreement prior to the effective date of this offering to sell such shares under Rule 144 without complying with the holding period, public information, volume limitation or notice requirements of Rule 144. All holders of Rule 701 shares may not sell their Rule 701 shares until 90 days after the date of this prospectus. However, substantially all shares of our common stock issued under Rule 701 are subject to lock-up agreements described below.

LOCK-UP AGREEMENTS

Substantially all of our stockholders have entered into lock-up agreements with us prohibiting them from offering, selling, pledging or otherwise disposing of their shares for a period of 180 days after the date of this prospectus. In addition, our directors, officers and other stockholders who own shares of common stock have agreed to similar lock-up agreements with the underwriters prohibiting them from offering, selling, pledging or otherwise disposing of these shares for the same 180-day period. This generally means that the stockholders cannot sell these shares during the 180 days following the date of this prospectus.

STOCK OPTIONS

We intend to file registration statements under the Securities Act covering approximately 5,450,000 shares of common stock reserved for issuance under the 1992 Stock Plan, the 2000 Stock Plan and the 2000 Employee Stock Purchase Plan. These registration statements are expected to be filed soon after the date of this prospectus and will automatically become effective upon filing. Accordingly, shares registered under these registration statements will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or to the lock-up restrictions described above.

                                  UNDERWRITING

We have entered into an underwriting agreement with the underwriters named below. CIBC World Markets Corp., PaineWebber Incorporated and SG Cowen Securities Corporation are acting as representatives of the underwriters.

The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters' obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below:

                        UNDERWRITER                           NUMBER OF SHARES
                        -----------                           ----------------
CIBC World Markets Corp. ...................................
PaineWebber Incorporated....................................
SG Cowen Securities Corporation.............................

                                                                 ---------
     Total..................................................     3,750,000
                                                                 =========

The underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The underwriters do not intend to use any means of distributing or delivering the prospectuses other than by hand or the mails and do not intend to use any forms of prospectus other than printed prospectuses.

The shares should be ready for delivery on or about July   , 2000 against
payment in immediately available funds. The representatives have advised us that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to other securities
dealers at such a price less a concession of $     per share. The underwriters
may also allow, and such dealers may reallow, a concession not in excess of
$     per share to other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 562,500 additional shares from us to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the initial public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to the public will be $69,000,000, and the total proceeds to us will be $62,970,000. The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter's initial amount reflected in the foregoing table.


In connection with the offering, the underwriters may make short sales of our common stock and may purchase our stock on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.


The following table provides information regarding the amount of the discount to be paid to the underwriters by us.

                                                                       TOTAL WITHOUT    TOTAL WITH FULL
                                                                        EXERCISE OF       EXERCISE OF
                                                                       OVER-ALLOTMENT   OVER-ALLOTMENT
                                                           PER SHARE       OPTION           OPTION
                                                           ---------   --------------   ---------------
Applied Molecular Evolution..............................   $16.00      $54,600,000       $62,970,000

We estimate that our total expenses of the offering, excluding the underwriting discount, will be approximately $1,200,000.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

In addition, we have retained CIBC World Markets Corp. for a twelve month period to act as a financial advisor to us in connection with capital market financial transactions. We have agreed to pay CIBC World Markets Corp. a fee of $200,000 for such services and to indemnify CIBC World Markets Corp. against certain liabilities and expenses in connection with such services.

We, our officers and directors and substantially all other stockholders have
agreed to a 180-day "lock up" with respect to                shares of common
stock and other securities that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. This means that for a period of 180 days following the date of this prospectus, we and such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of CIBC World Markets Corp.

The representatives have informed us that they do not expect discretionary sales by the underwriters to exceed five percent of the shares offered by this prospectus.

The underwriters have reserved for sale up to 200,000 shares for employees, directors and other persons associated with us. These reserved shares will be sold at the initial public offering price. In addition, we expect that $5.0 million of our common stock to be sold in this offering will be sold to Peter K. Hilal, one of our directors, at the initial offering price. The number of shares available for sale to the general public in the offering will be reduced to the extent reserved shares are purchased by such persons. The underwriters will offer to the general public, on the same terms as other shares offered by this prospectus, any reserved shares that are not purchased by such persons.

There is no established trading market for the shares. The offering price for the shares has been determined by us and the representatives, based on the following factors:

  - estimates of our business potential and earnings prospects

  - an assessment of our management

  - consideration of the above factors in relation to market valuations of companies in related businesses

Rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. The underwriters may, however, engage in the following activities in accordance with the rules:

  - Stabilizing transactions -- The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.


  - Over-allotments, short sales and syndicate covering transactions, as described above.


  - Penalty bids -- If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of such transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the Nasdaq National Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

                                 LEGAL MATTERS

Certain legal matters with respect to the validity of the common stock offered by this prospectus will be passed upon for Applied Molecular Evolution by Pillsbury Madison & Sutro LLP, San Francisco, California and for the underwriters by McDermott, Will & Emery, Los Angeles, California. A partner of Pillsbury Madison & Sutro LLP owns 70,000 shares of common stock and 121,023 shares of preferred stock.

                                    EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement, exhibits and schedules for further information with respect to Applied Molecular Evolution and the common stock offered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other document are not necessarily complete. With respect to any contract or document filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit. A copy of the registration statement and its exhibits and schedules may be inspected without charge at the SEC's public reference room, located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's website at http://www.sec.gov.

We intend to furnish our stockholders with annual reports containing financial statements audited by independent certified public accountants and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

                       APPLIED MOLECULAR EVOLUTION, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Ernst & Young LLP, Independent Auditors...........  F-2
Consolidated Balance Sheets as of December 31, 1998 and 1999
  and March 31, 2000 (unaudited)............................  F-3
Consolidated Statements of Operations for the years ended
  December 31, 1997, 1998 and 1999 and for the three months
  ended March 31, 1999 and 2000 (unaudited).................  F-4
Consolidated Statements of Stockholders' Equity for the
  years ended December 31, 1997, 1998 and 1999 and the three months ended March 31, 2000 (unaudited)...................  F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1997, 1998 and 1999 and for the three months
  ended March 31, 1999 and 2000 (unaudited).................  F-6
Notes to Consolidated Financial Statements..................  F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors
Applied Molecular Evolution, Inc.

We have audited the accompanying consolidated balance sheets of Applied Molecular Evolution, Inc. and its subsidiary as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Applied Molecular Evolution, Inc. and its subsidiary at December 31, 1998 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          /s/ ERNST & YOUNG LLP

San Diego, California
January 27, 2000, except for Note 8,
  as to which the date is June 15, 2000

                       APPLIED MOLECULAR EVOLUTION, INC.
                          CONSOLIDATED BALANCE SHEETS


                                                                                                PRO FORMA
                                                                                              STOCKHOLDERS'
                                                        DECEMBER 31,                            EQUITY AT
                                                 ---------------------------    MARCH 31,       MARCH 31,
                                                     1998           1999           2000           2000
                                                 ------------   ------------   ------------   -------------
                                                                               (UNAUDITED)     (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents....................  $    824,077   $  1,974,466   $  1,134,423
  Short-term investments.......................            --      1,523,481      1,190,302
  Prepaid expenses and other current assets....       290,201        611,349      1,232,920
                                                 ------------   ------------   ------------
Total current assets...........................     1,114,278      4,109,296      3,557,645
Property and equipment, net....................       347,763        441,793        514,763
Patents, net...................................     1,234,140      1,344,152      1,385,922
Other assets...................................        55,466         42,432         43,503
                                                 ------------   ------------   ------------
Total assets...................................  $  2,751,647   $  5,937,673   $  5,501,833
                                                 ============   ============   ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses........  $    547,122   $    629,707   $    466,423
  Current portion of deferred revenue..........       236,667        236,667        177,501
  Current portion of long-term obligations.....        17,092         17,788         13,438
                                                 ------------   ------------   ------------
Total current liabilities......................       800,881        884,162        657,362
Deferred revenue...............................     1,104,444        867,777        867,777
Deferred rent..................................       121,086        114,112        110,656
Long-term obligations, less current portion....            --         17,249         17,249
Minority interest..............................            --        986,083        792,074
Commitments (Note 4)
Stockholders' equity:
  Preferred stock, $.001 par value:
     Authorized shares -- 11,810,666 actual and
       5,000,000 pro forma
     Issued and outstanding
       shares -- 11,640,124 actual and none pro
       forma
     Liquidation value -- $24,551,058 actual
       and $0 pro forma........................        11,640         11,640         11,640   $         --
  Common stock, $.001 par value:
     Authorized shares -- 22,450,000 actual and
       45,000,000 pro forma
     Issued and outstanding
       shares -- 1,659,278, 2,569,846 and
       2,590,831 at December 31, 1998 and 1999
       and March 31, 2000, respectively, actual
       and 17,452,002 pro forma................         1,659          2,569          2,590         14,230
  Additional paid-in capital...................    24,695,121     30,909,558     36,405,067     36,405,067
  Deferred compensation........................            --       (649,077)    (4,951,480)    (4,951,480)
  Accumulated other comprehensive loss.........            --         (7,785)        (5,592)        (5,592)
  Accumulated deficit..........................   (23,983,184)   (27,198,615)   (28,405,510)   (28,405,510)
                                                 ------------   ------------   ------------   ------------
Total stockholders' equity.....................       725,236      3,068,290      3,056,715   $  3,056,715
                                                 ------------   ------------   ------------   ============
Total liabilities and stockholders' equity.....  $  2,751,647   $  5,937,673   $  5,501,833
                                                 ============   ============   ============


                            See accompanying notes.

                       APPLIED MOLECULAR EVOLUTION, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                        THREE MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,                   MARCH 31,
                                           ---------------------------------------   -------------------------
                                              1997          1998          1999          1999          2000
                                           -----------   -----------   -----------   -----------   -----------
                                                                                            (UNAUDITED)
Revenue:
  Contract revenue (from related party in
     1997 and 1998)......................  $ 3,250,947   $ 2,437,841   $ 2,008,462   $    87,821   $   721,674
  Other revenue..........................       77,686       152,229       583,852        59,167       109,687
                                           -----------   -----------   -----------   -----------   -----------
Total revenue............................    3,328,633     2,590,070     2,592,314       146,988       831,361
Operating expenses:
  Research and development...............    2,992,391     2,583,179     4,421,167       927,664       671,001
  General and administrative.............    2,636,455     1,974,504     1,369,709       226,891       419,117
  Amortization of deferred compensation
     ($65,344, $22,813, and $569,392
     related to research and development
     and $369,806, $14,201, and $611,043
     related to general and
     administrative for the year ended
     December 31, 1999, and for the three
     months ended March 31, 1999 and
     2000, respectively).................           --            --       435,150        37,014     1,180,435
                                           -----------   -----------   -----------   -----------   -----------
Total operating expenses.................    5,628,846     4,557,683     6,226,026     1,191,569     2,270,553
                                           -----------   -----------   -----------   -----------   -----------
Loss from operations.....................   (2,300,213)   (1,967,613)   (3,633,712)   (1,044,581)   (1,439,192)
Minority interest........................           --            --       205,353            --       194,009
Interest income, net.....................       79,544       100,816       212,928        30,312        38,288
                                           -----------   -----------   -----------   -----------   -----------
Net loss.................................  $(2,220,669)  $(1,866,797)  $(3,215,431)  $(1,014,269)  $(1,206,895)
                                           ===========   ===========   ===========   ===========   ===========
Net loss per share, basic and diluted....  $     (1.43)  $     (1.13)  $     (1.32)  $     (0.42)  $     (0.47)
                                           ===========   ===========   ===========   ===========   ===========
Weighted average shares outstanding,
  basic and diluted......................    1,550,932     1,659,446     2,429,456     2,428,861     2,576,608
Pro forma net loss per share, basic and
  diluted................................                              $     (0.23)                $     (0.08)
                                                                       ===========                 ===========
Pro forma weighted average shares
  outstanding, basic and diluted.........                               14,069,580                  14,216,732


                            See accompanying notes.

                       APPLIED MOLECULAR EVOLUTION, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                PREFERRED STOCK         COMMON STOCK      ADDITIONAL
                                              --------------------   ------------------     PAID-IN       DEFERRED
                                                SHARES     AMOUNT     SHARES     AMOUNT     CAPITAL     COMPENSATION
                                              ----------   -------   ---------   ------   -----------   ------------
Balance at December 31, 1996................  11,106,791   $11,107   1,410,149   $1,410   $21,623,830   $        --
  Exercise of stock options for cash........          --        --     249,079      249        71,799            --
  Issuance of Series E preferred stock......     533,333       533          --       --     2,999,467            --
  Net loss and comprehensive loss...........          --        --          --       --            --            --
                                              ----------   -------   ---------   ------   -----------   -----------
Balance at December 31, 1997................  11,640,124    11,640   1,659,228    1,659    24,695,096            --
  Issuance of common stock..................          --        --         250       --            25            --
  Net loss and comprehensive loss...........          --        --          --       --            --            --
                                              ----------   -------   ---------   ------   -----------   -----------
Balance at December 31, 1998................  11,640,124    11,640   1,659,478    1,659    24,695,121            --
  Issuance of common stock, net.............          --        --     907,143      907     5,109,158            --
  Exercise of stock options for cash........          --        --       3,225        3         1,073            --
  Deferred compensation.....................          --        --          --       --     1,080,518    (1,080,518)
  Amortization of deferred compensation.....          --        --          --       --            --       435,150
  Issuance of stock options to
    consultants.............................          --        --          --       --        23,688       (23,688)
  Compensation related to consultant stock
    options.................................          --        --          --       --            --        19,979
  Unrealized loss on short-term
    investments.............................          --        --          --       --            --            --
  Net loss..................................          --        --          --       --            --            --
  Comprehensive loss........................          --        --          --       --            --            --
                                              ----------   -------   ---------   ------   -----------   -----------
Balance at December 31, 1999................  11,640,124    11,640   2,569,846    2,569    30,909,558      (649,077)
  Exercise of stock options for cash
    (unaudited).............................          --        --      20,985       21         8,817            --
  Deferred compensation (unaudited).........          --        --          --       --     5,483,092    (5,483,092)
  Amortization of deferred compensation
    (unaudited).............................          --        --          --       --            --     1,180,435
  Issuance of stock options to consultants
    (unaudited).............................          --        --          --       --         3,600        (3,600)
  Compensation related to consultant stock
    options (unaudited).....................          --        --          --       --            --         3,854
  Unrealized gain on short-term investments
    (unaudited).............................          --        --          --       --            --            --
  Net loss (unaudited)......................          --        --          --       --            --            --
  Comprehensive loss (unaudited)............          --        --          --       --            --            --
                                              ----------   -------   ---------   ------   -----------   -----------
Balance at March 31, 2000 (unaudited).......  11,640,124   $11,640   2,590,831   $2,590   $36,405,067   $(4,951,480)
                                              ==========   =======   =========   ======   ===========   ===========

                                               ACCUMULATED
                                                  OTHER                          TOTAL
                                              COMPREHENSIVE   ACCUMULATED    STOCKHOLDERS'
                                                  LOSS          DEFICIT         EQUITY
                                              -------------   ------------   -------------
Balance at December 31, 1996................     $    --      $(19,895,718)   $ 1,740,629
  Exercise of stock options for cash........          --                --         72,048
  Issuance of Series E preferred stock......          --                --      3,000,000
  Net loss and comprehensive loss...........          --        (2,220,669)    (2,220,669)
                                                 -------      ------------    -----------
Balance at December 31, 1997................          --       (22,116,387)     2,592,008
  Issuance of common stock..................          --                --             25
  Net loss and comprehensive loss...........          --        (1,866,797)    (1,866,797)
                                                 -------      ------------    -----------
Balance at December 31, 1998................          --       (23,983,184)       725,236
  Issuance of common stock, net.............          --                --      5,110,065
  Exercise of stock options for cash........          --                --          1,076
  Deferred compensation.....................          --                --             --
  Amortization of deferred compensation.....          --                --        435,150
  Issuance of stock options to
    consultants.............................          --                --             --
  Compensation related to consultant stock
    options.................................          --                --         19,979
  Unrealized loss on short-term
    investments.............................      (7,785)               --         (7,785)
  Net loss..................................          --        (3,215,431)    (3,215,431)
                                                                              -----------
  Comprehensive loss........................          --                --     (3,223,216)
                                                 -------      ------------    -----------
Balance at December 31, 1999................      (7,785)      (27,198,615)     3,068,290
  Exercise of stock options for cash
    (unaudited).............................          --                --          8,838
  Deferred compensation (unaudited).........          --                --             --
  Amortization of deferred compensation
    (unaudited).............................          --                --      1,180,435
  Issuance of stock options to consultants
    (unaudited).............................          --                --             --
  Compensation related to consultant stock
    options (unaudited).....................          --                --          3,854
  Unrealized gain on short-term investments
    (unaudited).............................       2,193                --          2,193
  Net loss (unaudited)......................          --        (1,206,895)    (1,206,895)
                                                                              -----------
  Comprehensive loss (unaudited)............          --                --     (1,204,702)
                                                 -------      ------------    -----------
Balance at March 31, 2000 (unaudited).......     $(5,592)     $(28,405,510)   $ 3,056,715
                                                 =======      ============    ===========


                            See accompanying notes.

                       APPLIED MOLECULAR EVOLUTION, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                              THREE MONTHS ENDED
                                                         YEAR ENDED DECEMBER 31,                   MARCH 31,
                                                 ---------------------------------------   -------------------------
                                                    1997          1998          1999          1999          2000
                                                 -----------   -----------   -----------   -----------   -----------
                                                                                                  (UNAUDITED)
OPERATING ACTIVITIES
Net loss.......................................  $(2,220,669)  $(1,866,797)  $(3,215,431)  $(1,047,131)  $(1,206,895)
Adjustments to reconcile net loss to net cash
  provided by (used in) operating activities:
  Amortization of deferred compensation........           --            --       435,150        37,014     1,180,435
  Depreciation and amortization................      394,013       397,614       244,213        64,667        57,941
  Compensation related to consultant stock
    options....................................           --            --        19,979            --         3,854
  Deferred revenue.............................       36,029    (1,096,730)     (236,667)    1,140,833       (59,166)
  Deferred rent................................       18,579          (327)       (6,974)       (1,744)       (3,456)
  Minority interest............................           --            --      (205,353)           --      (194,009)
  Write-off of abandoned patents...............           --            --         3,017            --            --
  Changes in operating assets and liabilities:
    Prepaid expenses and other assets..........      283,105      (135,533)     (308,114)      (94,316)     (622,642)
    Accounts payable and accrued expenses......     (181,546)       63,390        82,585      (118,709)     (163,284)
                                                 -----------   -----------   -----------   -----------   -----------
Net cash flows provided by (used in)
  operations...................................   (1,670,489)   (2,638,383)   (3,187,595)       13,476    (1,007,222)
INVESTING ACTIVITIES
Purchase of property and equipment.............      (69,773)       (9,064)     (181,679)      (10,794)     (103,911)
Proceeds from disposal of property and
  equipment....................................       14,857           159            --            --            --
Purchase of short-term investments.............   (2,686,079)           --    (3,906,569)   (3,684,614)           --
Proceeds from sale of short-term investments...      936,868     2,740,449     2,375,303            --       335,372
Patents........................................     (124,229)     (383,498)     (224,653)      (46,172)      (68,770)
                                                 -----------   -----------   -----------   -----------   -----------
Net cash flows provided by (used in) investing
  activities...................................   (1,928,356)    2,348,046    (1,937,598)   (3,741,580)      162,691
FINANCING ACTIVITIES
Payments on long-term obligations..............     (390,999)      (65,489)      (26,995)       (4,437)       (4,350)
Proceeds from line of credit...................    1,500,000            --            --            --            --
Repayments on line of credit...................   (1,500,000)           --            --            --            --
Issuance of preferred stock, net...............    3,000,000            --            --            --            --
Issuance of common stock, net..................       72,048            25     5,111,141     5,110,367         8,838
Investment in subsidiary by minority investor,
  net..........................................           --            --     1,191,436            --            --
                                                 -----------   -----------   -----------   -----------   -----------
Net cash flows provided by (used in) financing
  activities...................................    2,681,049       (65,464)    6,275,582     5,105,930         4,488
                                                 -----------   -----------   -----------   -----------   -----------
Increase (decrease) in cash and cash
  equivalents..................................     (917,796)     (355,801)    1,150,389     1,377,826      (840,043)
Cash and cash equivalents at the beginning of
  the period...................................    2,097,674     1,179,878       824,077       824,077     1,974,466
                                                 -----------   -----------   -----------   -----------   -----------
Cash and cash equivalents at the end of the
  period.......................................  $ 1,179,878   $   824,077   $ 1,974,466   $ 2,201,903   $ 1,134,423
                                                 ===========   ===========   ===========   ===========   ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION
Cash paid for interest.........................  $    73,466   $     6,405   $     2,462   $       564   $       495
                                                 ===========   ===========   ===========   ===========   ===========
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND
  FINANCING ACTIVITIES
Capital lease obligations entered into for
  equipment....................................  $        --   $        --   $    44,940   $        --   $        --
                                                 ===========   ===========   ===========   ===========   ===========


                            See accompanying notes.

                       APPLIED MOLECULAR EVOLUTION, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1999
      (Information pertaining to March 31, 2000 and the three months ended
                     March 31, 1999 and 2000 is unaudited)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Applied Molecular Evolution, Inc. (the "Company" or "AME"), a Delaware corporation, was incorporated on August 14, 1989, as Ixsys, Inc., and changed its name to Applied Molecular Evolution, Inc., in February 2000. The Company has a broad technology platform termed AMEsystem, which the Company's management believes will provide AME with a valuable and efficient solution to optimizing proteins with commercial potential. To date, the Company has successfully utilized its proprietary technology to optimize monoclonal antibodies for pharmaceutical and biotechnology companies.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and Novasite Pharmaceuticals, Inc. ("Novasite"), which is 78% owned by AME and which was incorporated in 1999. All significant intercompany accounts and transactions have been eliminated. Minority interest at March 31, 2000, represents the minority stockholders' proportionate share of the net assets of Novasite at such date.

The Company contributed the rights to two patents with a carrying value of approximately $38,000 and the minority investor contributed $1,250,000 in gross cash proceeds to Novasite. Novasite is performing research and development related to the patented technology, using both its own employees and certain employees of the Company on a contract services basis. The net loss of Novasite ($205,353 in 1999 and $194,009 in the three months ended March 31, 2000) is allocated principally to the minority interest based on its percentage of the contributed assets.

CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash and cash equivalents consist primarily of highly liquid investments with original maturities of 90 days or less when purchased. Short-term investments consist of debt securities with maturities in excess of 90 days when purchased.

In accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities, management determines the appropriate classification of short-term investment securities at the time of purchase and reevaluates such designation as of each balance sheet date. Securities classified as available-for-sale are carried at fair value, with unrealized gains and losses, if any, reported in comprehensive loss.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Cash and cash equivalents, accounts payable and accrued liabilities, are carried at cost, which management believes approximates fair value due to the short-term maturity of these instruments. Short-term investments are carried at fair value. The difference between fair value and cost is reported as unrealized loss on short-term investments in the consolidated balance sheets.

                       APPLIED MOLECULAR EVOLUTION, INC.

      (Information pertaining to March 31, 2000 and the three months ended
                     March 31, 1999 and 2000 is unaudited)

CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and depreciated over the estimated useful lives of the assets (3 to 10 years) using the straight-line method. Leasehold improvements and assets under capital leases are stated at cost and amortized on a straight-line basis over the shorter of the estimated useful lives of the assets or the lease term.

LONG-LIVED ASSETS

In accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, if indicators of impairment exist, the Company assesses the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through the undiscounted future operating cash flows. If impairment is indicated, the Company measures the amount of such impairment by comparing the carrying value of the asset to the present value of the expected future cash flows associated with the use of the asset. While the Company's current and historical operating and cash flow losses are indicators of impairment, the Company believes the future cash flows to be received from the long-lived assets will exceed the assets' carrying value, and accordingly the Company has not recognized any impairment losses through December 31, 1999.

PATENT COSTS

Legal costs incurred in filing patent applications have been capitalized and, upon patent issuance, are amortized over the estimated useful lives of the patents (generally 6 years). Costs related to abandoned patent applications are expensed at the time of abandonment.

INCOME TAXES

In accordance with SFAS No. 109, Accounting for Income Taxes, a deferred tax asset or liability is determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. The Company has provided a full valuation allowance against the net deferred tax asset.

DEFERRED RENT

Rent expense is recorded on a straight-line basis over the term of the lease. The difference between rent expense and amounts paid under the lease agreements is recorded as deferred rent in the accompanying consolidated balance sheets.

COMPREHENSIVE LOSS

In accordance with SFAS No. 130, Reporting Comprehensive Income, all components of comprehensive income or loss, including net income or loss, are reported in the financial statements in the period in which they are recognized. Comprehensive income or loss is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Net income or loss and other

                       APPLIED MOLECULAR EVOLUTION, INC.

      (Information pertaining to March 31, 2000 and the three months ended
                     March 31, 1999 and 2000 is unaudited)

comprehensive income or loss, including foreign currency translation adjustments and unrealized gains and losses on investments, shall be reported, net of their related tax effect, to arrive at comprehensive income or loss.

INTERIM FINANCIAL INFORMATION

The consolidated balance sheet at March 31, 2000, the consolidated statements of operations and cash flows for the three months ended March 31, 1999 and 2000, and the consolidated statement of stockholders' equity for the three months ended March 31, 2000, are unaudited. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting of only normal recurring adjustments, necessary to state fairly therein, in accordance with generally accepted accounting principles.

NET LOSS PER SHARE

Basic and diluted net loss per common share are presented in conformity with SFAS No. 128, Earnings per Share, and Staff Accounting Bulletin 98 issued by the Staff of the Securities and Exchange Commission (SAB 98), for all periods presented. Under the provisions of SAB 98, common stock and preferred stock that has been issued or granted for nominal consideration prior to the anticipated effective date of the initial public offering must be included in the calculation of basic and diluted net loss per common share as if these shares had been outstanding for all periods presented. To date, the Company has not issued or granted shares for nominal consideration.

In accordance with SFAS No. 128, basic and diluted net loss per share has been computed using the weighted average number of shares of common stock outstanding during the period, less shares subject to repurchase. Pro forma basic and diluted net loss per common share, as presented in the statements of operations, has been computed for the year ended December 31, 1999, and the three month period ended March 31, 2000, as described above, and also gives effect to the assumed conversion of preferred stock which will automatically convert to common stock immediately prior to the completion of the Company's initial public offering (using the "as if converted" method) from the original date of issuance.

The following table presents the calculation of net loss per share:


                                                                         THREE MONTHS ENDED
                                  YEAR ENDED DECEMBER 31,                     MARCH 31,
                          ----------------------------------------   ---------------------------
                             1997          1998           1999           1999           2000
                          -----------   -----------   ------------   ------------   ------------
                                                                             (UNAUDITED)
Net loss................  $(2,220,669)  $(1,866,797)  $(3,215,431)   $(1,014,269)   $(1,206,895)
                          ===========   ===========   ===========    ===========    ===========
Net loss per share,
  basic and diluted.....  $     (1.43)  $     (1.13)  $     (1.32)   $     (0.42)   $     (0.47)
                          ===========   ===========   ===========    ===========    ===========

                       APPLIED MOLECULAR EVOLUTION, INC.

      (Information pertaining to March 31, 2000 and the three months ended
                     March 31, 1999 and 2000 is unaudited)


                                                                         THREE MONTHS ENDED
                                  YEAR ENDED DECEMBER 31,                     MARCH 31,
                          ----------------------------------------   ---------------------------
                             1997          1998           1999           1999           2000
                          -----------   -----------   ------------   ------------   ------------
                                                                             (UNAUDITED)
Weighted average shares
  used in computing net
  loss per share, basic
  and diluted...........    1,550,932     1,659,446     2,429,456      2,428,861      2,576,608
Pro forma net loss per
  share, basic and
  diluted (unaudited)...                              $     (0.23)                  $     (0.08)
                                                      ===========                   ===========
Shares used to compute
  pro forma net loss per
  share:
Weighted average shares
  used in computing net
  loss per share, basic
  and diluted...........                                2,429,456                     2,576,608
Pro forma adjustment to
  reflect weighted
  average effect of
  assumed conversion of
  preferred stock
  (unaudited)...........                               11,640,124                    11,640,124
                                                      -----------                   -----------
Shares used in computing
  pro forma net loss per
  share, basic and
  diluted (unaudited)...                               14,069,580                    14,216,732


The Company has excluded all preferred stock, outstanding stock options and warrants, and shares subject to repurchase from the calculation of diluted loss per common share because all such securities are antidilutive for all periods presented. The total number of shares excluded from the calculation of diluted net loss per share, prior to application of the treasury stock method for options and warrants, was 12,376,499, 12,928,966 and 13,008,863 for the years ended December 31, 1997, 1998 and 1999, and 12,951,566 and 13,505,419 for the
three months ended March 31, 1999 and 2000, respectively. Such securities, had they been dilutive, would have been included in the computation of diluted net loss per share.

REVENUE RECOGNITION


Revenue from the sale of a specified quantity of Vitaxin to MedImmune (Note 3) is included in contract revenue in 1999, and was recorded upon the shipment of the specified quantity of Vitaxin and the acceptance of the product by MedImmune, which occurred in August 1999. Contract revenue from related party in 1997 and 1998 consists of amounts received under collaborative agreements with Bristol-Myers Squibb (Note 6), and was recognized as services were performed under the contract. Contract revenue from unrelated parties in 1999 also includes amounts received under collaborative agreements with MedImmune and Cell Matrix (Note 6), and is recognized either (i) ratably over the term of the agreement, which approximates the performance of services, for contracts specifying payment for services

                       APPLIED MOLECULAR EVOLUTION, INC.

      (Information pertaining to March 31, 2000 and the three months ended
                     March 31, 1999 and 2000 is unaudited)

over a given period, or (ii) as services are performed under the agreement, for contracts specifying payment on a per-full-time employee basis.

Other revenue consists principally of research grants and a non-refundable, prepaid royalty fee received from Biosite which is being recognized ratably over the estimated useful lives of the related patents (Note 7). Grant revenue is recognized as the research expenses related to the grants are incurred. All amounts received under the collaborative research agreements or research grants are not refundable, regardless of the success of the underlying research.


Revenue earned related to up front product and technology license fees is recognized in accordance with Question 5 of Staff Accounting Bulletin 101. Accordingly, amounts received under multiple-element arrangements requiring on-going services or performance by the Company are recognized over the period of such services or performance.



Revenue from milestones will be recognized upon achievement of the milestone, unless the amounts received are creditable against royalties due to the Company. Under the Company's research agreement with MedImmune (Note 7), MedImmune may make milestone payments in the form of either cash payment or a purchase of equity at a specified premium to the then-current fair value of the Company's stock and a portion of such milestones are creditable against future royalties. Upon receipt of a cash milestone payment, the amount creditable against future royalties will be recorded as deferred royalty revenue and recognized as royalties would otherwise be due to the Company. Upon receipt of an equity milestone payment, the specified premium will be recorded as deferred royalty revenue and recognized as royalties would otherwise be due to the Company. In the event the Company is notified by MedImmune that MedImmune is terminating the development of all products for which royalties could be due to the Company, any amount then recorded as deferred royalty revenue will be recognized in full.



Amounts received in excess of revenue recognized are recorded as deferred revenue.


RESEARCH AND DEVELOPMENT COSTS

Research and development costs are expensed as incurred.

STOCK-BASED COMPENSATION

The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related Interpretations, in accounting for its employee and director stock options. Under APB 25, when the purchase price of restricted stock or the exercise price of the Company's employee stock options equals or exceeds the fair value of the underlying stock on the date of issuance or grant, no compensation expense is recognized.

Options or stock awards issued to non-employees are recorded at their fair value as determined in accordance with SFAS No. 123 and EITF 96-18 and recognized over the related service period.

SEGMENT REPORTING

SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, requires the use of a management approach in identifying segments of an enterprise. Management has determined that the Company operates in one business segment, which is scientific research and development activities.

                       APPLIED MOLECULAR EVOLUTION, INC.

      (Information pertaining to March 31, 2000 and the three months ended
                     March 31, 1999 and 2000 is unaudited)

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of recorded assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

RECLASSIFICATIONS

Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentation.

RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board has issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which the Company will adopt effective January 1, 2001. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Management does not believe the adoption of SFAS No. 133 will impact the financial statements as the Company currently does not invest in derivative instruments or engage in hedging activities.

In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulleting No. 101, Revenue Recognition (SAB 101). SAB 101 provides the SEC Staff's views in applying generally accepted accounting principles to various revenue recognition issues and specifically addresses revenue recognition for upfront, non-refundable fees received in connection with research collaboration arrangements. It is the SEC's position that such fees should be generally recognized over the term of the agreement. The historical financial statements reflect the Company's application of SAB 101.

2. BALANCE SHEET DETAILS

SHORT-TERM INVESTMENTS

At December 31, 1999, short-term investments consisted of the following:

                                                 AMORTIZED       MARKET      UNREALIZED
                                                    COST         VALUE       GAIN (LOSS)
                                                 ----------    ----------    -----------
Obligations of U.S. government agencies........  $1,194,129    $1,186,101      $(8,028)
Corporate debt securities......................     337,137       337,380          243
                                                 ----------    ----------      -------
                                                 $1,531,266    $1,523,481      $(7,785)
                                                 ==========    ==========      =======

                       APPLIED MOLECULAR EVOLUTION, INC.

      (Information pertaining to March 31, 2000 and the three months ended
                     March 31, 1999 and 2000 is unaudited)

At March 31, 2000, short-term investments consisted of the following:

                                                  AMORTIZED       MARKET      UNREALIZED
                                                     COST         VALUE          LOSS
                                                  ----------    ----------    ----------
Obligations of U.S. government agencies.........  $1,195,894    $1,190,302     $(5,592)
                                                  ----------    ----------     -------
                                                  $1,195,894    $1,190,302     $(5,592)
                                                  ==========    ==========     =======

All of the short-term investments mature in 2000.

PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

                                                        DECEMBER 31,
                                                    --------------------    MARCH 31,
                                                      1998        1999         2000
                                                    --------    --------    ----------
Contract research receivable......................  $     --    $374,538    $1,001,380
Other.............................................   290,210     236,811       231,540
                                                    --------    --------    ----------
                                                    $290,201    $611,349    $1,232,920
                                                    ========    ========    ==========

PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                                                     DECEMBER 31,
                                              --------------------------     MARCH 31,
                                                 1998           1999           2000
                                              -----------    -----------    -----------
Laboratory equipment........................  $ 1,622,386    $ 1,677,682    $ 1,778,724
Office furniture and equipment..............      419,387        580,465        581,109
Leasehold improvements......................      458,379        468,624        470,849
                                              -----------    -----------    -----------
                                                2,500,152      2,726,771      2,830,682
Accumulated depreciation....................   (2,152,389)    (2,284,978)    (2,315,919)
                                              -----------    -----------    -----------
                                              $   347,763    $   441,793    $   514,763
                                              ===========    ===========    ===========

PATENT COSTS


Patent costs consist of the following:



                                                       DECEMBER 31,
                                                 ------------------------    MARCH 31,
                                                    1998          1999          2000
                                                 ----------    ----------    ----------
Issued patent costs............................  $  618,233    $  662,064    $  665,682
Accumulated amortization.......................    (101,206)     (196,602)     (223,602)
                                                 ----------    ----------    ----------
                                                    517,027       465,462       442,080
Unissued patent costs..........................     717,113       878,690       943,842
                                                 ----------    ----------    ----------
                                                 $1,234,140    $1,344,152    $1,385,922
                                                 ==========    ==========    ==========

                       APPLIED MOLECULAR EVOLUTION, INC.

      (Information pertaining to March 31, 2000 and the three months ended
                     March 31, 1999 and 2000 is unaudited)

3. STOCKHOLDERS' EQUITY

PREFERRED STOCK

A summary of preferred stock issued and outstanding at December 31, 1998 and 1999 and at March 31, 2000 is as follows:

                                                    SHARES
                                                  ISSUED AND                  LIQUIDATION
                                                  OUTSTANDING    PAR VALUE       VALUE
                                                  -----------    ---------    -----------
Convertible Preferred...........................     500,000      $   500     $   258,750
Series A........................................   1,062,802        1,063         550,000
Series B........................................   3,097,625        3,097       3,252,506
Series C........................................   4,271,125        4,271       6,833,800
Series D........................................   1,108,572        1,109       4,656,002
Series E........................................   1,600,000        1,600       9,000,000
                                                  ----------      -------     -----------
                                                  11,640,124      $11,640     $24,551,058
                                                  ==========      =======     ===========

The Convertible Preferred Stock and Series A, B, C, D and E preferred stock are convertible at the option of the holders into a total of 11,640,124 shares of common stock, subject to certain antidilution provisions. In addition, all of the shares of preferred stock will automatically convert into common shares upon the closing of an underwritten public offering of equity securities which results in gross offering proceeds of at least $10,000,000, at a per share price of not less than $5.00. The holder of each share of preferred stock is entitled to one vote for each share of common stock into which it would convert.

Upon the approval of the holders of at least 66 2/3% of the then outstanding shares of Convertible Preferred Stock and Series A, B, C, D and E preferred stock, such shares may be redeemed, at the option of the Board of Directors, for $0.5693, $0.65, $1.05, $1.60, $4.20 and $5.625, respectively, per share plus any declared but unpaid dividends.

The holders of Convertible Preferred Stock and Series A, B, C, D and E preferred stock are entitled to annual dividends of $0.04, $0.04, $0.08, $0.13, $0.34 and $0.45 per share, respectively, per share, payable whenever funds are legally available, when, and if, declared by the Board of Directors.

WARRANTS

During 1996 and 1997, in connection with a short-term loan and security agreements, the Company issued warrants to purchase 26,667 shares and 40,000 shares, respectively, of Series E preferred stock at an exercise price of $5.625 per share, exercisable upon the earlier of August 29, 2001 and June 23, 2002, respectively, or two years after the date of an initial public offering of the Company's common stock.

STOCK OPTION PLAN

The Company's 1992 Stock Plan has authorized the grant of options for up to 3,100,000 shares of common stock to employees, directors and consultants. All options granted have 10 year terms and generally vest ratably over four years of continued employment. In April 2000, the Company adopted the 2000 Stock Plan and authorized the issuance of 1,600,000 stock options under terms comparable to the 1992 Stock Plan.

                       APPLIED MOLECULAR EVOLUTION, INC.

      (Information pertaining to March 31, 2000 and the three months ended
                     March 31, 1999 and 2000 is unaudited)

The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, Accounting for Stock-Based Compensation, requires use of option valuation models which the Company believes were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma net loss information is required to be disclosed by SFAS No. 123 and has been determined as if the Company has accounted for its employee stock options under the fair value method prescribed in that Statement. Option valuation models require the input of highly subjective assumptions. The minimum value pricing model, which is specified for use by non-publicly owned companies by SFAS 123, is similar to the Black-Scholes option valuation model, which was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable, except that it excludes the factor for volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The fair value of these options was estimated at the date of grant using the minimum value pricing model with the following weighted average assumptions for 1997, 1998 and 1999 and the three months ended March 31, 1999 and 2000:
Risk-free interest rate of 6%; dividend yield of 0%; and a weighted-average life of the option of four years for 1997 and 1998, two years for 1999 and the three months ended March 31, 1999, and one year for the three months ended March 31, 2000.

The stock option activity is summarized as follows:

                                                                      WEIGHTED
                                                      NUMBER OF       AVERAGE
                                                       SHARES      EXERCISE PRICE
                                                      ---------    --------------
Balance at December 31, 1996........................  1,593,156        $0.10
  Granted...........................................    118,325        $0.45
  Canceled..........................................   (730,027)       $0.40
  Exercised.........................................   (249,079)       $0.29
                                                      ---------
Balance at December 31, 1997........................    732,375        $0.37
  Granted...........................................    641,300        $0.45
  Canceled..........................................   (151,250)       $0.44
  Exercised.........................................       (250)       $0.10
                                                      ---------
Balance at December 31, 1998........................  1,222,175        $0.37
  Granted...........................................    206,600        $0.45
  Canceled..........................................   (123,478)       $0.45
  Exercised.........................................     (3,225)       $0.33
                                                      ---------
Balance at December 31, 1999........................  1,302,072        $0.41
  Granted (unaudited)...............................    607,500        $0.75
  Canceled (unaudited)..............................    (89,959)       $0.45
  Exercised (unaudited).............................    (20,985)       $0.42
                                                      ---------
Balance at March 31, 2000 (unaudited)...............  1,798,628        $0.50
                                                      =========

                       APPLIED MOLECULAR EVOLUTION, INC.

      (Information pertaining to March 31, 2000 and the three months ended
                     March 31, 1999 and 2000 is unaudited)

Exercise prices for options outstanding as of December 31, 1999, were $0.20 to $0.45 ($0.20 to $0.75 at March 31, 2000.) The weighted average contractual life of these options is eight years at December 31, 1999 (7.8 years at March 31, 2000).

At December 31, 1999, 1,266,797 shares were available for future option grants (749,256 at March 31, 2000) and 1,302,072 shares of Common Stock were reserved for issuance upon exercise of outstanding options (1,798,628 at March 31, 2000). The weighted average fair value of options granted in 1997, 1998 and 1999 and for the three-month periods ended March 31, 1999 and 2000 were $0.12, $0.11, $0.03, $0.03, and $0.04, respectively.


                                                                       THREE MONTHS ENDED
                                  YEAR ENDED DECEMBER 31,                   MARCH 31,
                          ---------------------------------------   -------------------------
                             1997          1998          1999          1999          2000
                          -----------   -----------   -----------   -----------   -----------
Actual net loss.........  $(2,220,669)  $(1,866,797)  $(3,215,431)  $(1,014,269)  $(1,206,895)
Pro forma net loss......  $(2,224,044)  $(1,872,671)  $(3,246,331)  $(1,021,810)  $(1,212,553)
Actual net loss per
  share.................  $     (1.43)  $     (1.13)  $     (1.32)  $     (0.42)  $     (0.47)
Pro forma net loss per
  share.................  $     (1.43)  $     (1.13)  $     (1.34)  $     (0.42)  $     (0.47)



During the year ended December 31, 1999, and the three months ended March 31, 2000, in connection with the grant of certain stock options to employees, the Company recorded deferred stock compensation totaling approximately $1.1 million and $5.5 million, respectively, representing the difference between the exercise price and the estimated fair value of the Company's common stock on the date such stock options were granted. Deferred compensation is included as a reduction of stockholders' equity and is being amortized to expense over the vesting period of the options in accordance with FASB Interpretation No. 28, which permits an accelerated amortization methodology. During the year ended December 31, 1999, and the three months ended March 31, 2000, the Company recorded amortization of deferred stock compensation expense of approximately $435,000 and $1,180,000, respectively.


COMMON STOCK SOLD TO MEDIMMUNE


In conjunction with a collaborative research and development agreement entered into with MedImmune Inc. ("MedImmune") in February 1999 (Note 7), MedImmune paid the Company an aggregate of $6,350,001, before expenses of $39,936, for (i) 907,143 shares of common stock, (ii) a specified quantity of Vitaxin, and (iii) an exclusive license to Vitaxin. At MedImmune's request the agreement did not allocate the total proceeds among the three elements of the agreement. Of the aggregate proceeds of $6,350,001, $1,200,000 was refundable if the Company did not deliver the specified quantity of Vitaxin. This amount approximates the Company's actual cost to acquire the specified quantity of Vitaxin from a third-party manufacturer and provide it to MedImmune. Accordingly, the Company allocated such amount to the specified quantity of Vitaxin and recognized it as revenue in August 1999 when the Vitaxin was delivered to and accepted by MedImmune. The Company considered available objective evidence related to the value of the other two elements of the agreement, including (i) offers made in late 1998 by another company to acquire a license to Vitaxin without a contemporaneous equity investment in the company, and (ii) offers made in late 1998 by another company to acquire the Company. The Company also considered that
(i) there had been no other sales of common stock to independent outside investors in 1998 or 1999, (ii) the limited number of offers received for either a Vitaxin license or an acquisition of the Company, and (iii) the persuasiveness of the amounts in these offers given that the transactions were not ultimately consummated. Ultimately, while the Company believes a significant portion of the proceeds

                       APPLIED MOLECULAR EVOLUTION, INC.

      (Information pertaining to March 31, 2000 and the three months ended
                     March 31, 1999 and 2000 is unaudited)


related to the value of the license to Vitaxin, the Company concluded that the available objective evidence was not persuasive enough to support an allocation of the remaining proceeds ($5,110,065) between the license and equity elements of the agreement, and accordingly the entire remaining proceeds were allocated to common stock.


COMMON STOCK RESERVED FOR FUTURE ISSUANCE

At December 31, 1999, a total of 11,640,124 common shares have been reserved for the conversion of preferred stock into common stock. In addition, 1,302,072 and 66,667 common shares have been reserved for issuance upon the exercise of stock options and warrants, respectively.

4. LONG-TERM OBLIGATIONS AND LEASE COMMITMENTS

The Company leases its facilities under an operating lease which expires in 2003. The lease provides for escalating rent payments during the term. For financial reporting purposes, rent expense is recognized on a straight-line basis over the term of the lease. Accordingly, rent expense recognized in excess of rent paid is reflected as deferred rent. Under the lease agreement, the Company is required to pay a percentage of operating expenses relating to the building.

Rent expense was $472,156, $415,400, $415,400, and $83,100 for the years ended
December 31, 1997, 1998 and 1999 and for the three months ended March 31, 2000, respectively. Equipment recorded under equipment notes payable totaled approximately $1,441,000 at December 31, 1998 and 1999, less accumulated amortization of $1,430,355 and $1,441,000 at December 31, 1998 and 1999,
respectively. At December 31, 1999 and March 31, 2000, equipment recorded under capital leases totaled $44,940 less accumulated amortization of $4,494 and $6,741, respectively.

Annual future minimum lease payments as of December 31, 1999, are as follows:

                                                        OPERATING     CAPITAL
                                                          LEASES      LEASES
                                                        ----------    -------
2000..................................................  $  449,224    $19,376
2001..................................................     315,794     17,761
2002..................................................     274,700         --
2003..................................................     282,341         --
2004..................................................       6,659         --
                                                        ----------    -------
     Total minimum lease payments.....................  $1,328,718     37,137
                                                        ==========
Less amount representing interest.....................                  2,100
                                                                      -------
Present value of capital lease obligations............                 35,037
Less current portion..................................                 17,788
                                                                      -------
Capital lease obligations, non-current................                $17,249
                                                                      =======

5. INCOME TAXES

At December 31, 1999, the Company had federal and California tax net operating loss carryforwards of approximately $20,591,000 and $1,044,000, respectively. The difference between the tax loss carryforwards for federal and California purposes is primarily attributable to the capitalization of research and development expenses for California and the 50% limitation of California loss carryforwards. The federal

                       APPLIED MOLECULAR EVOLUTION, INC.

      (Information pertaining to March 31, 2000 and the three months ended
                     March 31, 1999 and 2000 is unaudited)

tax loss carryforwards will begin expiring in 2005, unless previously utilized. Approximately $65,000 of the California tax loss carryforward expired during 1999, and the related deferred tax asset and tax loss carryforward amounts have been reduced accordingly. The remaining California tax loss carryforward will begin expiring in 2000 unless previously utilized. The Company also has federal and California research and development tax credit carryforwards totaling $621,000 and $316,000, respectively, which will expire beginning in 2005 unless previously utilized.

Pursuant to Internal Revenue Code Section 382 and 383, use of the Company's net operating loss and tax credit carryforwards will be limited as a result of certain cumulative changes in the Company's stock ownership which occurred during 1993. However, the Company believes that the limitation will not have a material impact on the utilization of the carryforwards.

Significant components of the Company's deferred tax assets as of December 31, 1998 and 1999 are shown below. A valuation allowance of $9,248,000, of which $9,902,000 relates to 1998, has been recognized to offset the deferred tax assets as realization of such assets is uncertain.

                                                           DECEMBER 31,
                                                    --------------------------
                                                       1998           1999
                                                    -----------    -----------
Deferred tax assets:
  Net operating loss carryforwards................  $ 7,879,000    $ 7,267,000
  Research and development credits................      562,000        826,000
  Capitalized research expense....................    1,044,000        969,000
  Deferred revenue................................      546,000        450,000
  Other...........................................      374,000        273,000
                                                    -----------    -----------
     Total deferred tax assets....................   10,405,000      9,785,000
Valuation allowance for deferred tax assets.......   (9,902,000)    (9,248,000)
                                                    -----------    -----------
Net deferred tax assets...........................      503,000        537,000
Deferred tax liabilities:
  Patent expenses.................................     (503,000)      (537,000)
                                                    -----------    -----------
Net deferred tax liabilities......................  $        --    $        --
                                                    ===========    ===========

6. COLLABORATIVE RESEARCH AND DEVELOPMENT AGREEMENTS

Cell Matrix

On November 29, 1999, the Company entered into a seven-month collaboration agreement with Cell Matrix, Inc. ("Cell Matrix"), with an option to extend for an equal period which has since been extended through August 15, 2000, to humanize and optimize candidate molecules and to perform some preclinical development. Pursuant to the terms of the agreement, Cell Matrix will pay AME in equal quarterly installments for the humanization and optimization of each of the two candidate molecules. In addition, Cell Matrix shall make milestone payments to AME for each enhanced antibody. The agreement also provides that Cell Matrix will make additional payments to the Company upon the achievement of certain milestones and pay royalties on its net sales of products developed. As of December 31, 1999 and for the three months ended March 31, 2000, the Company had recorded revenue of $166,667 and $500,000 related to research activities performed under the agreement.

                       APPLIED MOLECULAR EVOLUTION, INC.

      (Information pertaining to March 31, 2000 and the three months ended
                     March 31, 1999 and 2000 is unaudited)

MedImmune

On February 24, 1999, the Company entered into a six-month collaboration agreement with MedImmune, with an option to extend for up to 24 months, to produce optimized antibodies. MedImmune exercised its option to extend the Agreement. Pursuant to the terms of the agreement, MedImmune agreed to fund research for a stated number of full-time employees dedicated to the specified research. In addition, MedImmune will pay royalties to AME on net sales of products developed. The agreement also provides that MedImmune will make additional payments, either through cash payments or equity purchases at a specified premium to then-current fair value, to the Company upon the achievement of certain milestones. Under the terms of the agreement, MedImmune has the option to credit up to 65% of cash payments and 20% of equity purchases against future royalty payments. At the time of a cash payment, 35% of the payment will be recognized as milestone revenue and the remaining 65% recorded as deferred royalty revenue. Additionally, if MedImmune makes the milestone payment through an equity purchase, 20% of the amount will be recorded as deferred royalty revenue.

Bristol-Myers Squibb

During 1993 and 1995, the Company entered into two collaborative agreements with Bristol-Myers Squibb to discover and develop certain antibodies for use in human cancer therapy. The Company was required to provide a specified level of scientific research through September 1998. Included in the statements of operations are contract revenues from a related party related to this agreement of $3,250,947 and $2,437,841 for the years ended December 31, 1997 and 1998, respectively. As of December 31, 1998, the Company had received all contract revenue payments specified under the agreement and had completed all its performance obligations. The Company does not anticipate any future contract revenue under this agreement.

7. LICENSE AGREEMENTS

MedImmune


Vitaxin, AME's angiogenesis inhibitor, was exclusively licensed to MedImmune in return for an equity investment, milestone payments and royalties. Under the agreement, MedImmune is responsible for all future clinical development, manufacturing and commercialization of Vitaxin. MedImmune made a $5.15 million equity investment in AME in February 1999 (Note 3), and pursuant to the terms of the agreement and will pay milestones and royalties related to the development and commercialization of any resulting products.


Biosite

During 1998, the Company entered into a License Agreement with Biosite Diagnostics, Inc. ("Biosite"). The Company granted Biosite non-exclusive rights to certain AME patent technology in exchange for an upfront, non-refundable royalty fee of $1,475,000. The Company is recognizing the royalty fee as revenue over the estimated lives of the related patents. As of December 31, 1998 and 1999 and for the three months ended March 31, 2000, $1,341,111, $1,104,444 and $1,045,278, respectively, of the amount originally received is included in deferred revenue.

                       APPLIED MOLECULAR EVOLUTION, INC.

      (Information pertaining to March 31, 2000 and the three months ended
                     March 31, 1999 and 2000 is unaudited)

TSRI

During 1994, the Company entered into a license agreement with The Scripps Research Institute of California ("TSRI"). TSRI granted the Company exclusive rights to certain technology relating to a murine monoclonal antibody and the use of the antibody as an inhibitor of angiogenesis. In exchange, the Company paid TSRI $100,000 and issued TSRI 20,000 shares of AME common stock. The Company also agreed to provide TSRI additional payments based on the completion of certain clinical and approval milestones. In addition, the Company has agreed to reimburse TSRI for a portion of its past and future patent costs related to the licensed technology and pay royalties to TSRI on net sales of each licensed product. The exclusive license will expire 10 years after the date of the first commercial sale of such licensed product.

8. SUBSEQUENT EVENT

PRIVATE PLACEMENT OF SERIES F PREFERRED STOCK

On May 3, 2000, the Company sold 1,133,333 shares of our Series F preferred stock at $4.50 per share for proceeds of $5.1 million. On June 15, 2000, the Company sold an additional 1,111,111 shares of our Series F preferred stock at $4.50 per share for proceeds of $5.0 million. The Series F preferred stock has similar rights and terms to the Company's other outstanding series of preferred stock, but has a liquidation and redemption value of $4.50 per share and dividend rights of $0.36 per share. The Series F preferred stock was sold primarily to the affiliates of an independent accredited investor, however the price was substantially below the anticipated initial public offering price contemplated by this prospectus. Accordingly, pursuant to EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features, the Company will record a deemed dividend on the Series F preferred stock equal to the lesser of
(i) the difference between the initial public offering price and the Series F sale price, or (ii) the aggregate Series F sale price.

INITIAL PUBLIC OFFERING

In April 2000, the Board of Directors authorized management of the Company to file a Registration Statement with the Securities and Exchange Commission permitting the Company to sell shares of its common stock to the public. If the initial public offering is closed under the terms presently anticipated, all of the preferred stock outstanding will automatically convert into shares of common stock on a one-to-one basis.

--------------------------------------------------------------------------------

                       [APPLIED MOLECULAR EVOLUTION LOGO]

                               APPLIED MOLECULAR
                                EVOLUTION, INC.

                                3,750,000 SHARES

                                  COMMON STOCK

                          ---------------------------
                                   PROSPECTUS
                          ---------------------------

                                 July   , 2000

                               CIBC WORLD MARKETS

                            PAINEWEBBER INCORPORATED

                                    SG COWEN

--------------------------------------------------------------------------------

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE INFORMATION THAT IS NOT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.

UNTIL             , 2000 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING), ALL
DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the various expenses expected to be incurred by us in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market Listing Fee.

SEC registration fee........................................  $   22,440
National Association of Securities Dealers, Inc. filing
  fee.......................................................       9,000
Nasdaq National Market Listing Fee..........................      95,000
Blue Sky fees and expenses..................................      20,000
Accounting fees and expenses................................     250,000
Legal fees and expenses.....................................     500,000
Printing and engraving expenses.............................     250,000
Registrar and Transfer Agent's fees.........................      20,000
Miscellaneous fees and expenses.............................      33,560
                                                              ----------
     Total..................................................  $1,200,000
                                                              ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Our Restated Certificate of Incorporation and Bylaws provide for indemnification of our directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. We have also entered into agreements with our directors and officers that will require us, among other things, to indemnify them against some liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law.

The Underwriting Agreement (Exhibit 1.1) provides for indemnification by the underwriters of us, our directors and officers, and by us of the underwriters, for some liabilities, including liabilities arising under the Act, and affords some rights of contribution with respect thereto.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

Within the last three years, and through June 23, 2000, we have issued and sold the following unregistered securities:

(a) On various dates between January 1, 1997 and March 31, 2000, we issued 273,539 shares of our common stock pursuant to the exercise of options granted under our 1992 Stock Plan. The exercise prices per share ranged from $0.03 to $0.45. We relied on the exemption provided by Rule 701 under the Act.

(b) In September 1997, we issued 533,333 shares of our Series E preferred stock to one accredited investor. The price per share was $5.625, for an aggregate consideration of approximately $3,000,000. We relied on the exemption provided by Section 4(2) of the Act.

(c) In February 1999, we issued 907,143 shares of our common stock to one accredited investor. The price per share was approximately $5.678, for an aggregate consideration of $5,150,000. We relied on the exemption provided by
Section 4(2) of the Act.

(d) In May 2000 we sold 1,133,333 shares of our Series F preferred stock to the affiliates of one independent accredited investor and to one additional accredited investor. The affiliates of one accredited investor purchased an additional 1,111,111 shares of our Series F preferred stock on June 15, 2000. We relied on the exemption provided by Section 4(2) of the Act.

(e) In June 2000, we sold 900,000 shares of our common stock to employees of the Company, all of whom are accredited investors. We relied on the exemption provided by Section 4(2) of the Act.

The recipients of the above-described securities represented their intention to acquire the securities for investment only and not with a view to distribution thereof. Appropriate legends were affixed to the stock certificates issued in such transactions. All recipients had adequate access, through employment or other relationships, to information about us.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) EXHIBITS


     EXHIBIT
     NUMBER                        DESCRIPTION OF DOCUMENT
    ---------                      -----------------------
     1.1**       Form of Underwriting Agreement.
     3(i).1**    Restated Certificate of Incorporation, as amended.
     3(i).1.1**  Certificate of Amendment of Amended and Restated Certificate
                 of Incorporation.
     3(i).2**    Form of Restated Certificate of Incorporation to be filed
                 immediately subsequent to the closing date of the offering.
     3(ii).1**   Bylaws, as amended.
     3(ii).2**   Bylaws to be effective immediately subsequent to the closing date of the offering.
     4.1**       Form of Common Stock Certificate.
     4.2**       Stock Purchase Agreement with MedImmune, Inc. dated as of
                 February 24, 1999.
     4.3**       Stock Purchase Agreement with each of Hilal Capital
                 Management LLC and Keith Manchester dated as of May 3, 2000.
     5.1         Opinion of Pillsbury Madison & Sutro LLP.
    10.1.1**     1992 Stock Plan.
    10.1.2**     Form of Stock Option Agreement under the 1992 Stock Plan.
    10.2.1**     2000 Stock Plan.
    10.2.2**     Form of Stock Option Agreement under the 2000 Stock Plan.
    10.3 +**     License Agreement with Stuart A. Kauffman, M.D. dated as of
                 November 3, 1994.
    10.4 +**     License Agreement with MedImmune, Inc. dated as of February
                 24, 1999.
    10.5 +**     Research and Assignment and License Agreement with
                 MedImmune, Inc. dated as of February 24, 1999.
    10.6 +**     Selection Agreement with MedImmune, Inc. dated as of
                 February 24, 1999.
    10.7 +**     License Agreement with The Scripps Research Institute dated as of May 20, 1994.
    10.8 +**     Collaboration Agreement with Cell Matrix, dated as of
                 November 29, 1999.
    10.9**       Lease Agreement for 3520 Dunhill Street, San Diego,
                 California dated as of June 1, 1993, as amended.
    10.10**      Form of Indemnification Agreement with executive officers
                 and directors.
    10.11**      Warrants issued August 30, 1996.
    10.12**      Warrants issued June 23, 1997.
    10.13**      2000 Employee Stock Purchase Plan.
    10.14**      License Agreement with Biosite Diagnostics Incorporated
                 dated as of September 9, 1998.
    10.15**      Amendment dated as of July 3, 2000 to Collaboration
                 Agreement with Cell Matrix, Inc.
    22.1**       Subsidiaries of Applied Molecular Evolution, Inc.
    23.1         Consent of Ernst & Young LLP, Independent Auditors.

     EXHIBIT
     NUMBER                        DESCRIPTION OF DOCUMENT
    ---------                      -----------------------
    23.2         Consent of Pillsbury Madison & Sutro LLP (included in its
                 opinion filed as Exhibit 5.1 to this Registration
                 Statement).
    24.1**       Power of Attorney.
    27.1**       Financial Data Schedule.


---------------------------
 * To be filed by amendment.

** Filed previously.

 + Confidential treatment has been requested with respect to certain portions of these agreements.

(b) FINANCIAL STATEMENT SCHEDULES

ITEM 17. UNDERTAKINGS

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) It will provide to the underwriters at the closing(s) specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on the 21st day of July, 2000.


                                          APPLIED MOLECULAR EVOLUTION, INC.

                                           /s/ WILLIAM D. HUSE, M.D., PH.D.
                                          --------------------------------------
                                               William D. Huse, M.D., Ph.D.
                                          President and Chief Executive Officer


Pursuant to the requirements of the Securities Act of 1933, this amendment to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



                        NAME                                         TITLE                    DATE
                        ----                                         -----                    ----

          /s/ WILLIAM D. HUSE, M.D., PH.D.               President and Chief Executive    July 21, 2000
-----------------------------------------------------    Officer (Principal Executive
            William D. Huse, M.D., Ph.D.                           Officer)
                                                                 and Director

          /s/ LAWRENCE E. BLOCH, M.D., J.D.                 Chief Financial Officer       July 21, 2000
-----------------------------------------------------      (Principal Financial and
            Lawrence E. Bloch, M.D., J.D.                     Accounting Officer)

                          *                                  Chairman of the Board        July 21, 2000
-----------------------------------------------------
            Costa G. Sevastopoulos, Ph.D.

                          *                                        Director               July 21, 2000
-----------------------------------------------------
                 James J. Bochnowski

                          *                                        Director               July 21, 2000
-----------------------------------------------------
                Peter K. Hilal, M.D.

                          *                                        Director               July 21, 2000
-----------------------------------------------------
                   John G. Morris

          /s/ LAWRENCE E. BLOCH, M.D., J.D.
-----------------------------------------------------
            Lawrence E. Bloch, M.D., J.D.
                  Attorney-In-Fact

                                 EXHIBIT INDEX


     EXHIBIT
      NUMBER                        DESCRIPTION OF DOCUMENT
    ----------                      -----------------------
     1.1**        Form of Underwriting Agreement.
     3(i).1**     Restated Certificate of Incorporation, as amended.
     3(i).1.1**   Certificate of Amendment of Amended and Restated Certificate
                  of Incorporation.
     3(i).2**     Form of Restated Certificate of Incorporation to be filed
                  immediately subsequent to the closing date of the offering.
     3(ii).1**    Bylaws, as amended.
     3(ii).2**    Bylaws to be effective immediately subsequent to the closing date of the offering.
     4.1**        Form of Common Stock Certificate.
     4.2**        Stock Purchase Agreement with MedImmune, Inc. dated as of
                  February 24, 1999.
     4.3**        Stock Purchase Agreement with each of Hilal Capital
                  Management LLC and Keith Manchester dated as of May 3, 2000.
     5.1          Opinion of Pillsbury Madison & Sutro LLP.
    10.1.1**      1992 Stock Plan.
    10.1.2**      Form of Stock Option Agreement under the 1992 Stock Plan.
    10.2.1**      2000 Stock Plan.
    10.2.2**      Form of Stock Option Agreement under the 2000 Stock Plan.
    10.3 +**      License Agreement with Stuart A. Kauffman, M.D. dated as of
                  November 3, 1994.
    10.4 +**      License Agreement with MedImmune, Inc. dated as of February
                  24, 1999.
    10.5 +**      Research and Assignment and License Agreement with
                  MedImmune, Inc. dated as of February 24, 1999.
    10.6 +**      Selection Agreement with MedImmune, Inc. dated as of
                  February 24, 1999.
    10.7 +**      License Agreement with The Scripps Research Institute dated as of May 20, 1994.
    10.8 +**      Collaboration Agreement with Cell Matrix, dated as of
                  November 29, 1999.
    10.9**        Lease Agreement for 3520 Dunhill Street, San Diego,
                  California dated as of June 1, 1993, as amended.
    10.10**       Form of Indemnification Agreement with executive officers
                  and directors.
    10.11**       Warrants issued August 30, 1996.
    10.12**       Warrants issued June 23, 1997.
    10.13**       2000 Employee Stock Purchase Plan.
    10.14+**      License Agreement with Biosite Diagnostics Incorporated
                  dated as of September 9, 1998.
    10.15**       Amendment dated as of July 3, 2000 to Collaboration
                  Agreement with Cell Matrix, Inc.
    22.1**        Subsidiaries of Applied Molecular Evolution, Inc.
    23.1          Consent of Ernst & Young LLP, Independent Auditors.
    23.2          Consent of Pillsbury Madison & Sutro LLP (included in its
                  opinion filed as Exhibit 5.1 to this Registration
                  Statement).
    24.1**        Power of Attorney.
    27.1**        Financial Data Schedule.


---------------------------
 * To be filed by amendment.

** Filed previously.

 + Confidential treatment has been requested with respect to certain portions of these agreements.